Technical Report

Kupol Project

Chukotka, A.O.
Russian Federation

By

Tom Garagan, P.Geo
Hugh MacKinnon, P.Geo

Vancouver, Canada

November 2003

Bema Gold Corporation
43-101 Technical Report
Kupol Project

CERTIFICATE of AUTHOR

Tom Garagan, P.Geo, Vice President Exploration
Bema Gold Corporation
Suite 3100, Three Bentall Centre, 595 Burrard St., PO Box 49143
Vancouver, British Columbia, Canada
Telephone: (604)681-8371
Fax: (604) 681-1242
Email: tgaragan@bemagold.com

1.    I, Tom Garagan, P.Geo, do hereby certify that I am Vice President of Exploration for Bema Gold Corporation, Suite 3100, Three Bentall Centre, 595 Burrard St., PO Box 49143 Vancouver, British Columbia, Canada.

2.    I graduated with a Bachelor of Science (Honours) degree in Geological Sciences from the University of Ottawa in 1980.

3.    I am a member of the Association of Professional Geoscientists and Engineers of British Columbia, Association of Professional Engineers, Geologists and Geophysicists of Alberta and a Fellow of the Geological Association of Canada.

4.    I have worked as a geologist for a total of 23 years since my graduation from university. I have been involved in gold exploration and mining in Canada, USA, Russia, South Africa, Ethiopia, Ghana, Chile, Argentina, Venezuela and Mexico.

5.    I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.    I am responsible for supervising the writing of the technical report titled Bema Gold Corporation’s Kupol Project dated November 28, 2003 (the “Technical Report”) relating to the Kupol Property. I visited the property twice in 2001 and for a total of 25 days during the course of active exploration in 2003.

7.    I have not had prior involvement with the property that is the subject of the Technical Report.

8.    I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.    I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required for the writing Technical Report on the Kupol Property.

Bema Gold Corporation
43-101 Technical Report
Kupol Project

10.   I have read National Instrument 43-101 and Form 43-101Fl, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of November 2003.

Bema Gold Corporation
43-101 Technical Report
Kupol Project

CERTIFICATE of AUTHOR

Hugh MacKinnon, P.Geo, Project Geologist
Bema Gold Corporation
Suite 3100, Three Bentall Centre, 595 Burrard St., PO Box 49143
Vancouver, British Columbia, Canada
Telephone: (604) 681-8371
Fax: (604) 681-1242
Email: hmackinnon@bemagold.com

1.    I, Hugh MacKinnon, P.Geo, do hereby certify that I am a Project Geologist with Bema Gold Corporation, Suite 3100, Three Bentall Centre, 595 Burrard St., PO Box 49143 Vancouver, British Columbia, Canada.

2.    I graduated with a Bachelor of Science (Honours) degree in Geology, from Carleton University in Ottawa in 1986.

3.    I am a member of the Association of Professional Geoscientists and Engineers of British Columbia

4.    I have practiced my profession for a total of seventeen years since my graduation from university and have been involved in the exploration for gold, silver, copper, lead, zinc, tin, platinum/palladium in Canada, Russia, Peru, Kyrgyzstan and Ghana.

5.    I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.    I was responsible for the compilation and writing of the Technical Report on the Kupol Property dated November 28, 2003. I was at the Kupol site from April to October of 2003.

7.    I have not had any prior involvement with the Kupol Property.

8.    I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.    I am not independent of the issuer. Per section 5.3.2 of National Instrument 43-101 an independent qualified person was not required for the writing Technical Report on the Kupol Property.

Bema Gold Corporation
43-101 Technical Report
Kupol Project

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing ofthe Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 28th Day of November 2003.

Hugh F. MacKinnon, P.Geo

Bema Gold Corporation
43-101 Technical Report
Kupol Project

CONSENT of QUALIFIED PERSON

TO: British Columbia Securities Commission and Toronto Stock Exchange

I, Tom Garagan do hereby consent to the filing of the Technical Report titled Kupol Property and dated November 28,2003 (the "Technical Report") with the securities regulatory authorities referred to above.

Dated this 28th Day of November, 2003.

Bema Gold Corporation
43-101 Technical Report
Kupol Project

CONSENT of QUALIFIED PERSON

TO: British Columbia Securities Commission and Toronto Stock Exchange

I, Hugh MacKinnon do hereby consent to the filing of the Technical Report titled Kupol Property and dated November 28,2003 (the "Technical Report") with the securities regulatory authorities referred to above.

Dated this 28th Day of November, 2003.

Hugh MacKinnon

Bema Gold Corporation 43-101 Technical Report Kupol Project	TOC-i

Table of Contents

1.	Summary		1 - 1

2.	Introduction and Terms of Reference		2 - 1

3.	Disclaimer		3 - 1

4.	Property Description and Location		4 - 1

	4.1	Title and Ownership	4 - 1

	4.2	Permitting and Environmental	4 - 1

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography		5 - 1

6.	History		6 - 1

7.	Geological Setting		7 - 1

	7.1	Regional Geology	7 - 1

	7.2	Property Geology	7 - 1

8.	Deposit Type		8 - 1

9.	Mineralization		9 - 1

10.	2003 Exploration		10 - 1

	10.1	Trenching	10 - 1

	10.2	Magnetic Surveying	10 - 3

	10.3	Mappng and Prospecting	10 - 5

11.	Diamond Drilling		11 - 1

	11.1	South Extension Zone	11 - 4

	11.2	South Zone	11 - 4

Bema Gold Corporation 43-101 Technical Report Kupol Project	TOC-ii

	11.3	Big Bend Zone		11 - 4

	11.4	Central Zone		11 - 8

	11.5	North Zone		11 - 10

	11.6	North Extension Zone		11 - 12

12.	Sampling Method and Approach			12 - 1

13.	Sampling Preparation, Analyses and Security			13 - 1

	13.1	Quality Control and Quality Assurance Program		13 - 2

		13.1.1	Standard Reference Material	13 - 2

		13.1.2	Blank Sample Assays	13 - 6

		13.1.3	Duplicate Assays	13 - 7

		13.1.4	External check Samples: Assayers Canada and Julietta Laboratories	13 - 9

	13.2	Security		13 - 11

14.	Data Verification			14 - 1

15.	Mineral Processing and Metallurgical Testing			15 - 1

16.	Mineral Resource and Mineral Reserve Estimates			16 - 1

17.	2003 Pre-feasibility Studies			17 - 1

	17.1	Environmental Baseline Studies		17 - 1

	17.2	Engineering Baseline Studies		17 - 1

	17.3	Geotechnical Studies		17 - 1

	17.4	Hydrogeological Studies		17 - 2

	17.5	Airstrip Studies		17 - 2

18.	Interpretations and Conclusions			18 - 1

Bema Gold Corporation 43-101 Technical Report Kupol Project	TOC-iii

19.	Recommendations	19 - 1

20.	References	20 - 1

List of Figures:

Figure 4.1	Location Map	4 - 2
Figure 4.2	License Map	4 - 3
Figure 7.1	Regional Geology	7 - 2
Figure 7.2	Property Geology	7 - 3
Figure 9.1	Kupol Project: Mineralized Zone Location Map	9 - 3
Figure 10.1	Kupol Project: Trench Location Map	10 - 2
Figure 10.2	Northern Grid Magnetic Survey	10 - 4
Figure 10.3	Southern Grid Magnetic Survey	10 - 5
Figure 11.1	Kupol Project: Drill Hole Location and Results Summary Map	11 - 2
Figure 11.2	Kupol Project: Summary Longitudinal Section	11 - 3
Figure 11.3	Kupol Project: South Extension Zone: Section - 550 N	11 - 5
Figure 11.4	Kupol Project: South Zone: Section - 1075 N	11 - 6
Figure 11.5	Kupol Project: Big Bend Zone: Section - 1750 N	11 - 9
Figure 11.6	Kupol Project: Central Zone: Section - 2275 N	11 - 11
Figure 11.7	Kupol Project: North Zone: Section - 3100 N	11 - 13
Figure 11.8	Kupol Project: North Extension Zone: Section - 3200 N	11 - 14
Figure 13.1	Kupol Project: Quality Control – Standard GS-4	13 - 3
Figure 13.2	Kupol Project: Quality Control – Standard GS-6	13 - 4
Figure 13.3	Kupol Project: Quality Control – Standard GS-8	13 - 4
Figure 13.4	Kupol Project: Lab Quality Control – Standard A	13 - 5
Figure 13.5	Kupol Project: Lab Quality Control – Standard B	13 - 5
Figure 13.6	Kupol Project: Lab Quality Control – Standard C	13 - 6
Figure 13.7	Kupol Project: Quality Control – Field Blank	13 - 6
Figure 13.8	Kupol Project: Quality Control – Field Duplicate 0-650 g/t Au	13 - 7
Figure 13.9	Kupol Project: Quality Control – Field Duplicate 0-30 g/t Au	13 - 7
Figure 13.10	Kupol Project: Quality Control – Field Duplicate 30-100 g/t Au	13 - 7
Figure 13.11	Kupol Project: Quality Control – Thompson Howarth LC Plot Field Duplicate Au	13 - 7
Figure 13.12	Kupol Project: Quality Control – Thompson Howarth LC Plot Prep Duplicate Au	13 - 8
Figure 13.13	Kupol Project: Quality Control – Thompson Howarth LC Plot Pulp Duplicate Au	13 - 8
Figure 13.14	Kupol Project: Quality Control – External Check: Kupol vs Assayers 0-900 g/t Au	13 - 9
Figure 13.15	Kupol Project: Quality Control – External Check: Kupol vs Assayers 0-200 g/t Au	13 - 9

Bema Gold Corporation 43-101 Technical Report Kupol Project	TOC-iv

Figure 13.16	Kupol Project: Quality Control – External Check: Kupol vs Assayers 0-950 g/t Au	13 - 9
Figure 13.17	Kupol Project: Quality Control – Assayers Canada - Standard GS-4	13 - 10
Figure 13.18	Kupol Quality Control – Assayers Canada - Standard GS-6	13 - 10
Figure 13.19	Kupol Quality Control – Assayers Canada - Standard GS-8	13 - 10
Figure 13.20	Kupol Project: Comparison of Julietta vs Kupol Laboratories	13 - 10
Figure 13.21	Kupol Project: Comparison of Julietta vs Kupol Laboratories	13 - 10

List of Tables:

Table 10.1	Summary of 2003 trenching results	10 - 1
Table 10.2	Summary of 2003 trench re-sampling results	10 - 3
Table 10.3	Selected 2003 prospecting sample results	10 - 5
Table 11.1	Comparison of scissor twin holes	11 - 7
Table 11.2	Big Bend Zone: Examples of grade continuity within the vein	11 - 8

List of Appendices:

Appendix 1:

Summary of 2003 Kupol drilling results

Appendix 2:

Summary of 2003 drill hole co-ordinates

Appendix 3:

Summary of 2003 trench co-ordinates

Appendix 4:

A Review of the Quality Control Results and Procedures, Kupol Gold Project Chukotka, Russia, July 2003. Smee and Associates Consulting Ltd.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 1 - p.1

1.0         Summary

At the request of the British Columbia Securities Commission a Technical Report on Bema Gold Corporation’s Kupol Project was prepared by Bema Gold Corporation. Tom Garagan, P.Geo, Vice President of Exploration for Bema Gold served as the Qualified Person responsible for the preparation of the Technical Report in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, “Technical Report”.

The Kupol Property is located 220 kilometres from the town of Bilibino in the Chukotka Autonomous Okrug of the Far East Region of the Russian Federation. The Kupol Property is comprised of a 1766.73 hectare license area. Bema Gold Corporation is earning a 75% interest in the property from the Government of Chukotka, A.O., through a combination of cash payments and work commitments. With the payment of $8.5 million dollars (US) in December 2002 and greater than $5 million (US) expended on exploration in 2003, Bema has already earned a 20% interest in the property.

The Kupol Property is situated in the Cretaceous Okhotsk-Chukotka volcanogenic belt, with the project area underlain by a bimodal sequence of shallow dipping andesite and basaltic-andesite flows and pyroclastic units, rhyolite dykes and flow dome complexes. Mineralization is hosted in a north-south trending dilatant splay off of a large regional fault structure of similar orientation. The Kupol deposit consists of one or more polyphase quartz-adularia quartz veins of an epithermal low sulphidation character that are sporadically cut by rhyolite dykes. Gold and silver mineralization is associated with sulphosalt rich bands and pods within brecciated colloform banded veins. At the time of acquisition the deposit had been defined by trenching over 3 kilometres and drilled over 450 metres strike length to a maximum depth of 140 metres. Mapping, geophysical and soil geochemical surveying and trenching indicates the Kupol structure continues to the north and south boundaries of the property.

In 2003, 166 drill holes (including re-drills) totaling 22,256 metres were drilled and 15 trenches excavated, of which only 5 were completed. Drilling covered 3.375 kilometres of strike length of the mineralized system to a maximum depth of 420 metres below surface. On the basis of drilling and trenching, the deposit has been divided into six contiguous sectors or zones: South Extension, South, Big Bend, Central, Northern and North Extension. High grade shoots (>25 g/t Au over > 1.5 metres true width) have been defined in all sectors with the largest shoots defined to date in the Big Bend, Central and Northern zones. The main vein is divided into footwall and hanging wall segments depending on its positions relative to the central rhyolite dyke. To the north and in the southern areas, in particular, there is more than one mineralized vein present.

The Big Bend zone is located at a flexure in the Kupol structure. Within this zone there is good continuity of mineralization within and between drill sections over a strike length

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 1 - p.2

of 650 metres and to a depth of 250 metres below surface. The zone grade averages 30 g/t Au and >300 g/t Ag over true widths ranging from 1.0 to 18.0 metres.

The main vein in the Central zone is partially disrupted by dykes and faults running parallel to the vein stucture. Vein geometries and textures are more analogous to the upper levels of an epithermal system, with distinct high grade lenses developed of which the shoot centered on section 2600 N is the largest. This shoot strikes at least 100 metres and continues to depths of greater than 225 metres below surface. Intersections of up to 7.7 metres true width of 48.87 g/t Au with 526 g/t Ag were encountered in this shoot.

Drilling in the Northern portion of the deposit indicates that the North and North Extension zone represent one continuous high grade zone striking for greater than 600 metres. The North Extension veining is covered by a clay alteration cap up to 150 metres thick and it is inferred that there is a normal fault separating this zone from the Northern zone. Drilling conditions in these zones were more difficult with poorer recoveries in several of the vein intersections. The deepest hole in the area, at 275 metres below surface, returned 4.25 metres true width grading 70.54 g/t Au and 709.15 g/t Ag.

Limited drilling in the South and South Extension indicates that the veins are narrower, shoots not as well developed, and portions of the veins cut off by rhyolite dykes and flows.

All zones are open at depth and along strike.

The 2003 program incorporated a systematic quality control (QC) and quality assurance (QA) program consisting of the regular insertion of reference standards, field blanks, field duplicates and the use of external check laboratories to confirm the results. Ten to fifteen percent of analyses over the summer were QA/QC samples. The QA/QC program was audited early and mid summer by Smee and Associates Consulting, and found to meet or exceed the requirements of National Instrument 43-101.

Excellent drill results have confirmed expectations for the deposit and a Pre-feasibility study is now underway with a completion scheduled for April 2004. A 55,000 metre infill, exploration and geotechnical drill program is scheduled for 200

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 2 – p.1

2.0         Introduction and Terms of Reference

Bema Gold Corporation was requested by the British Columbia Securities Commission to prepare a Technical Report on the Kupol Project to justify a statement by the company in a news release that the project has multimillion ounce potential. Per section 5.3.2 of National Instrument 43-101, Bema Gold Corporation as a mining company, with production of 117,583 ounces of gold in 2002, it was not necessary for Bema to commission an independent Qualified Person to write the Technical Report on the Kupol Project.

Tom Garagan, P.Geo, Vice President of Exploration for Bema Gold Corporation, served as the Qualified Person, as defined under NI 43-101, responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1, “Technical Report”. Tom Garagan was directly involved in the supervision of the Kupol Project through numerous visits to site over the course of the 2003 field season, and oversaw the review of the geological data. Qualified Person support was provided by Hugh MacKinnon, P.Geo, a Qualified Person as defined under NI 43-101. Hugh MacKinnon is an employee of Bema Gold Corporation with the position of Project Geologist, and was responsible for drill supervision, sampling, data management and quality control for the Kupol Project.

It is the intent of the Technical Report to summarize the results and findings of the 2003 exploration program, and outline the quality control and quality assurance programs put in place to ensure the accuracy of the results reported. The report also summarizes the scope of additional work conducted in 2003 toward a Pre-feasibility study to be completed in April 2004.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 3 – p.1

3.0         Disclaimer

No disclaimer statement is necessary for the preparation of this report.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 4 – p.1

4.0         Property Description and Location

Bema Gold Corporation’s Kupol Project is centered on 66 47’00” North 169 33’00” East in the Chukotka Autonomous Okrug in the Far Eastern Region of the Russia Federation (figure 4.1) The property is situated near the border of the Bilibinsky - Anadyrsky districts and comprised of a 3.3 km by 5.3 km (1766.73 hectare) north-south oriented license area (figure 4.2) .

4.1         Title and Ownership

Bema has the right to earn up to a 75% interest from the license holder, the Government of Chukotka. Bema has already acquired an initial 20% interest by making a payment of $8 million (in December 2002) and by expending a minimum of $5 million on exploration on the Kupol Property since the initial payment was made. Bema will earn a further 10% with a payment of $12.5 million in December 2003. An additional 10% is earned through a payment of $10 million within 24 months of the initial payment and the expenditure of $5 million on exploration during 2004. Bema can then earn the final 35% upon completion of a bankable feasibility study and a payment of $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. Upon commencement of mine construction, Bema will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibility study. A finder’s fee, staged in the amount of $1.35 million, is to be paid to an arm’s length third party.

The Kupol license is registered as is registered as AНД 11305 БЗ with the Federal Fund of Geological Information, Ministry of Natural Resources, Russian Federation. The license boundaries have not been legally surveyed. The license provides for the right to explore and mine gold and silver for a term of 25 years (March 16, 2024).

4.2          Permitting and Environmental

The 2003 exploration program was fully permitted in accordance with Russian requirements. Environmental baseline permitting was initiated in 2003. Permitting is underway for the exploration and development programs proposed for 2004.

The steel frame for a proposed mill site is present 3 kilometres north of the north boundary of the Kupol project.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 4 – p.2

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 4 – p.3

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 5 – p.1

5.0         Accessibility, Climate, Local Resources, Infrastructure and Physiography

During the winter months the property is accessible from the town of Bilibino (population 7,000), via 298 km of roads comprised of 37 km of paved road, followed by 130 km of Government maintained winter road, to the village of the Ilirney (population 500), and 140 km of rudimentary winter road up the Anui River valley. During spring thaw, and for most of the summer, the property is only accessible via helicopter (a 1.25 hour flight from Keperveem or Bilibino). Alternate access is via a 3 hour (480 km) helicopter flight from Anadyr. Russian 'Vezhehoot' tank vehicles can access the property from mid summer to fall along the existing 'road' networks. A gravel airstrip capable of handling IL76 aircraft (during winter) is present at Keperveem (40 kilometres from Bilibino), and Anadyr is serviced by an 'all weather' paved airstrip. Anadyr (population 10,000), the Chukotka A.O. capital, is the closest major centre however the majority of supplies and logistical support come out of the City of Magadan (population 112,000) 1,220 km to the south. Both of these locales, as well as Bilibino and Pevek (300 km north), are mining centres and thus sources for skilled labour.

The property is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Kaiemveem-Sredniy-Kaiemraveem River drains into the Mechkereva River to the south. Topography is moderate with the Kaiemveem River canyon bisecting the eastern portion of the property. Elevations range from 755 metres in the northwest to 450 metres in the southeast portion of the property.

The camp consists of a new 64 person geological exploration tent camp, a containerized laboratory and a collection of Russian balekees ('trailers'). The camp is being expanded to 224 person capacity for next year with the new camp already in transit from Alaska.

The property is located approximately 40 kilometres north of the tree line and covered by tundra, rock outcrop and felsenmeer. Situated as it is above the Arctic Circle, and in the barren lands, the climatic zone is continental high arctic with temperatures to –55°C during the winter months and up to 25°C during the summer months. Because of the relatively high elevation, the higher portions of the property are exposed to winds of up to 160 km per hour. Due to the persistent winds the snow cover over most of the property is generally low, with significant accumulations only as cornices and in lee-slopes. Winter conditions can be expected from early June to mid September, however snowfall can occur any month of the year. Long daylight hours provide for longer operational hours during summer and the reverse in winter. Vegetation is limited to lichen, grass and arctic shrubs and flowers.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 5 – p.2

Power is available from the Bilibino nuclear power plant, however the plant is dated and the cost of installing and maintaining a 220 to 300 kilometer power line would likely be prohibitive.

Preliminary sites have been selected (by AMEC) for the tailings containment area, waste rock placement, air-strip, camp site and processing plant sites. Applications for additional land allotments are underway.

Baseline test water wells have been drilled at five locations in the Kaiemveem River valley. Additional testing for potable and plant water will occur next year.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 6 – p.1

6.0         History

Quartz veins were originally located in the Kupol area in the late 1960’s, during a Soviet government 1:200,000 regional mapping program. The main deposit was discovered by the Bilibino based Anyusk Geological Expedition in 1995, through follow up of anomalies identified with a 1:200,000 stream sediment geochemical sampling program, conducted the same year. Mapping, prospecting, magnetic and resistivity, lithogeochemical and soil surveys, all at 1:2000 scale, were conducted over the property in 1996 and 1997 (Anyusk, 2000). Four trenches and two drill holes were completed in 1998 followed by an additional 22 drill holes and 31 trenches up to the end of 2001. In 2000 and 2001, a 400 metre length of the vein system was stripped, exposed and channel sampled in detail.

Two metallurgical samples (145 kg and 1.7 tonnes) were collected in 2001 and preliminary petrographic and metallurgical testing conducted by the IRGIREDMET laboratory in Irkutsk (Panchenko and Kogan, 2000). Preliminary results indicated recoveries of 97.45% for Au and 90.7% for Ag based on a 24 hour cyanide leach of a gravity concentrate.

The previous work by the Russians has defined a Russian C1+C2 Reserve of 780,000 tonnes containing 835,000 ounces gold and 9,350,000 ounces silver at an average grade of 33.3 g/t gold and 372.8 g/t silver. This 'reserve' has not been prepared in accordance with 43-101 standards and only covers 450 m strike length, to a maximum depth of 140 metres, within the Central portion of the deposit.

The majority of the license area has been topographically surveyed at 2 metre contour intervals.

In 1999 a Russian Mining artel Metall acquired the rights to the deposit. Using the Anyusk Expedition as contractors geological evaluation work on the deposit was conducted (as indicated above) and the frame for a mill was partially erected to the north of the deposit. Metall did not pay for the work completed, nor did they file the work reports for the license and as a result their license was revoked in 2002.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 7 – p.1

7.0         Geological Setting

7.1         Regional Geology

The Kupol deposit is located in the 3000-km long Cretaceous Okhotsk-Chukotka volcanogenic belt (OCVB) (figure 7.1) . The OCVB is interpreted to be an Andean type tectonic setting with a subducting ocean plate being thrusted beneath a continental plate. The Kupol property is situated on the western margins of what the Russians refer to as the Mechkerevskaya volcano-tectonic depression, an apparent 20-25 kilometre wide bimodal nested volcanic complex. Mineralization is associated with a north-south trending splay off of a regional fault structure (Kupol Structure) of similar orientation. The Kupol stucture is interpreted to be a dilatant fault zone associated with major northwest arc-normal compressional dextral strike slip structures; prominent of which is the Anui River fault 25 kilometres to the north of Kupol.

7.2         Property Geology

The property is underlain by a bimodal suite of andesite fragmentals, feldpar-hornblende porphyritic andesite and basaltic-andesite flows with minor basalts that dip eastward at approximately 20° (figure 7.2) . The andesitic volcanics have been intruded by massive to weakly banded rhyolite dykes, rhyolite and dacitic flow dome complexes and dykes of basaltic composition. There are likely two or more generations of felsic volcanism in the area. Late intrusions of andesitic and basaltic compositions cut the earlier units and form prominent features in the area, in particular the porphyritic andesite Kupol Dome structure – from which the property derives its name.

One distinct cross fault, the Premola Fault, cuts the northern part of the property. The faults strikes at approximately 300Az and offsets the veins and stratigraphy 25 to 35 metres in a dextral normal orientation. On the basis of the change in alteration assemblage and vein location, textures and mineralogy a second normal fault is inferred north of this location.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 7 – p.2

Kupol Project
Regional Geology
0 Km
200Km
400Km
East Siberian Sea
Chukchi Sea
Pevek
Bilibino
Arctic Circle
KUPOL PROJECT
Anadyr
JULIETTA MINE
Magadan
Sea of Okhotsk
Pacific Ocean
156°
168°
180°
144°
64°
60°
68°
VERKHOYANYE - CHUKOTKA FOLD AREA
Massifs
Uplifts Okhotsk
Troughs Okhotsk, Yana-Kolyma fold system
Marginal uplifts
Anticlinoria
Fold-block dislocation areas
In'yali-Debin Megasynclinorium
Chukotka fold system
Uplifts
Horst-anticlinoria
Synclinoria
Oloi fold system
Marginal suture zones
Horst-anticlinoria
Orogenic superimposed and inherited depressions and troughs
Uplifts Okhotsk
KORYAK - KAMCHATKA FOLD AREA
Koni-Tanyurer fold system
Folded zones
Anadyr-Koryak fold system
Uplifts with a cover-folded structure
Synclinoria
Orogenic-troughs
Olyutarka fold system
VOLCANOGENIC BELTS AND ZONES OF SUBAERIAL VOLCANISM
Okhotsk-Chukotka volcanogenic belt
Zone of a predominantly subaerial volcanism in Mesozoides
Zones of subaerial volcanism in the Meso-Cenozoic fold area
Neotectonic depressions
Draw by : S. Tremblay Nov. 2003
After Tsopanov, 1994

Figure 7.1

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 7 – p.3

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 8 – p.1

8.0         Deposit Type

On the basis of geological setting, vein textures, mineralogy and alteration assemblages, the Kupol deposit can be classified as a low sulphidation epithermal fissure vein type deposit in accordance with the classification of Hedenquist, Arribas and Gonzalez-Urien (2000). Another name for the same deposit style is quartz-adularia-sericite type, after the epithermal vein classification of Sillitoe (1993). The epithermal nature of the Kupol deposit is confirmed by Russian fluid inclusion studies that show (Vartanyan et al., 2001), homogenization temperatures for vein samples that range from 160° - 260°C.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 9– p.1

9.0         Mineralization

The Kupol deposit is comprised of quartz-adularia veins and quartz-adularia vein breccias hosted within the large north-south trending Kupol fault structure, that has been exposed through prospecting, mapping, geochemical sampling, geophysical surveying, trenching and drilling over a strike length of 5.3 kilometres. The main vein and sheeted-stringer vein zones associated with the vein structure has a maximum width of 55 metres and dips steeply (75-90°) to the east. The main vein has true widths of up to 18 metres and consists of a complex vein and vein breccia zone, that is commonly divided into footwall (FW) and hangingwall (HW) zones by a central rhyolite dyke. Within portions of the main structural corridor zone two or more veins occur in large sigmoid loop structures, in anastomosing vein structures and in bifurcating splays. The vein system has a weak sinusoidal character with flexures and jogs in the structure, producing wider zones of mineralization.

The Kupol vein has been divided into six contiguous zones based on structural breaks and similarity in vein character and mineralization within each of these zones (figure 9.1) . From south to north: 1) South Extension, 2) South, 3) Big Bend, 4) Central, 5) North and 6) North Extension. The vein system is continuous between these zones and has been traced through prospecting, mapping and drilling for 3.3 kilometres. Drilling has defined the vein system to a depth of greater than 425 metres below surface, and 'ore' grades (>8 g/t Au over > 1 metre) have been encountered at greater than 270 metres below surface.

The quartz veins are of an epithermal low sulphidation (quartz-sercite-adularia) type and display classic high level epithermal textures: drusy quartz, banded crustiform, vuggy quartz, cockscomb, banded colloform, cockade, bladed and comb textured. Most of the veins have been brecciated and re-healed. Locally the veins are chalcedonic and contain zoned amethyst veining. Throughout the mineralized system seven predominate vein textures have been identified:

1)	massive to sucrosic, vuggy, fine to medium grained
2)	colloform banded vein
3)	sulphide or rock flour cemented breccia vein
4)	quartz healed brecciated quartz vein
5)	wall rock breccia
6)	yellow siliceous breccia
7)	stockwork

On the basis of mineral composition and sulphide occurrence seven ore types have been distinguished:

1)	Pyritic-hematitic, colloform
2)	Brecciated, vuggy, colloform to crustiform sulphosalt rich

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 9– p.2

3)	Jarosite-sericite rich siliceous breccia
4)	Chloritic + sulphidic quartz-adularia breccias
5)	Pyritic chalcedonic quartz-adularia + colloform banding
6)	Sulphide rich breccias
7)	Chalcedonic-crustiform finely banded

The best gold and silver mineralization occurs in brecciated colloform banded quartz-adularia veins and where later sulfosalt rich silica flooding cuts across earlier brecciated colloform banded or chalcedonic to fine grained crustiform quartz. Ore minerals comprise; native gold, electrum, acanthite, naumannite, sulphosalts (in general order of abundance; stephanite, perceite, freibergite, pyrargyrite, polybasite, miargyrite and proustite), pyrite, marcasite, galena, chalcopyrite, arsenopyrite, tennantite-tetrahedrite and stibnite (Vartanyan et al., 2001).

Fracture controlled oxidation within the vein system extends to a maximum depth of 300 metres below surface but the bulk of the oxidation is of a transitional type within 40 to 75 metres of surface. Oxidation state varies along strike, but is predominantly in the form of fracture controlled jarosite and limonite in the Big Bend, Central and northern zones of the deposit with hematite to the south.

Native gold, electrum and acanthite can be seen in sulphosalt rich bands, sulphosalt rich fragments, free in quartz, and in sulphosalt rims around breccia fragments.

Russian petrographic studies have identified three stages of gold and sulphosalt mineralization (Vartanyan et al. 2001):

Stage 1	240° - 260°	gold, perceite, chalcopyrite
Stage 2	200° - 220°	gold, freibergite, stephanite, pyrargyrite
Stage 3	160° - 180°	gold, pyrargyrite

Sheeted high-level, epithermal textured quartz vein mineralization (10-20% veining) extends 1 - 5m (and up to 20m) into the structural hangingwall and footwall of the Kupol vein system. Grade within the sheeted vein sets is highly variable.

All significant veins are hosted within andesite and andesite-basalt flows and fragmental units. Aphanitic, flow banded to weakly porphyritic rhyolite dykes and rhyolitic flows and flow breccia complexes occur parallel to sub parallel to the veins and cross-cut the veins.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 9– p.3

Figure 9.1 **Kupol Project Mineralized Zone Location Map**

NORTH EXT.
NORTH
CENTRAL
BIG BEND
SOUTH
SOUTH EXT.
3.5 km
29,436,000mE
29,437,000mE
7,413,000mN
7,412,000mN
7,411,000mN
7,410,000mN
K-2B
K-2BN
K-2BNE
N
0m
250m
500m
LEGEND
Vein - Defined
Vein - Inferred
Vein Float - Gold Geochem
2003 Drilling
Pre-2003 DDH
Downfault

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.1

10.0        2003 Exploration

Exploration in 2003 was biased toward the diamond drilling program discussed in section 11.0. Additional exploration included:

1)	Trenching: 2.5 kilometres in 15 trenches
2)	Detailed magnetic surveying: 18.15 line kilometres at 25 m x 5 m spacing.
3)	Reconnaisance mapping, prospecting and sampling in areas of proposed mine infrastructure.
4)	Prospecting and general 1:4,000 scale mapping of selected areas of the property.

This work is summarized below.

10.1        Trenching

Due to permafrost conditions, excessive water and the poor state of the bulldozer equipment, only 5 of the 15 trenches started this year were partially mapped and sampled. The remaining trenches were mapped in a cursory fashion in an attempt to obtain some information from them prior to the closure of the trenching season. Trenches were placed along the Kupol structure as infill and stepout trenches to help define the grade and width of the vein(s), and define and locate the alteration zone associated with the structure. New trenches are shown on figure 10.1 and results presented below (Table 10.1):

Table 10.1: Summary of 2003 trenching results

	Section	Zone	Metres	Au g/t	Ag g/t

K-42	1570N	HW	3.2	71.04	756.57

K-43	1150N		12.5	3.08	38.61
		FW	2.3	9.71	71.02

K-44	1025N	FW	1.0	3.58	71.43

K-47	625N	HW	3.4	34.44	775.49

K-48	200N	FW	1.0	47.86	154.78
		HW	3.0	4.51	21.18
		HW	5.0	3.0	152.96

Selected trenches were re-sampled to confirm grades previously reported and to check the Kupol laboratory analyses. Results from these trenches are reported below (Table 10.2):

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.2

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.3

Table 10.2: Summary of 2003 trenching re-sampling results

		Metres	Au (g/t)	Ag (g/t)
K-20	FW	3.0	6.69	110.46
K-34	HW	10.50	93.15	462.88
K-16	FW	10.0	71.57	938.06
K-16A	FW	6.0	103.51	787.61

10.2        Magnetic Surveying

There is a high contrast between unaltered andesites and the mineralized zones, due to the strong alteration and related magnetite destruction. In order to better define the alteration, and coincidentally the vein system, a detailed survey was completed in the northern and southern portions of the property. To the north (figure 10.2), the surveying provided good definition of the main alteration trend and was used for spotting drill holes. In an effort to define alteration trends associated with geochemical anomalies, the southern survey examined the area east of the main Kupol structural corridor. The southern survey (figure 10.3) was not as successful in defining a distinct trend, due to the larger areas of alteration and lower contrast between the altered rhyolites dykes, domes and flows. No distinct anomalies coincident with the geochemical anomalies were located east of the main veins.

Magnetic surveying was performed using a Geometrics Proton G858 magnetometer. A diurnal correction was applied to the data by looping back to a reference point after the completion of each line followed by a computerized leveling correction applied at the end of each day’s surveying. A secular correction was applied to the data by correcting back to the magnetic baseline. The data was plotted using Surfer software.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.4

Figure 10.2: Kupol Project - Northern Grid Magnetic Survey:

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.5

Figure 10.3: Kupol Project - Southern Grid Magnetic Survey:

10.3        Mapping and Prospecting

Several smaller high-grade (>10 g/t Au) veins were identified through drilling and mapping in 2003 (figure 9.1) . These veins and float trains occur outside of, but parallel to, sub parallel to the main vein structure. Selected results from these veins are tabulated below (Table 10.3):

Table 10.3: Selected 2003 prospecting sample results

Zone K-2B:
Sample #	Type	Au g/t	Ag g/t
P1101	float	41.16	320.6
P1102	float	23.54	90.10
P1105	float	93.30	949.80

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.6

P1202	float	85.88	563.08
P1203	float	18.34	40.8

Zone K-2B-N:
Sample #	Type	Au g/t	Ag g/t
P1106	float	205.90	1812.9
P1109	float	17.16	119.80
P1110	float	13.16	366.90

Zone K-2B-NE
Sample #	Type	Au g/t	Ag g/t
P1114	grab	12.0	101.04
P1109	grab	13.74	176.22
P1110	grab	15.86	156.98

Kupol South
Sample #	Type	Au g/t	Ag g/t
P1191	float	6.78	3.24
P1192	float	3.24	87.16

As indicated earlier the Kupol stucture is a long-lived large regional dilational fault structure. On the basis of stratigraphy the Kupol structure appears to a normal fault with west side up. The magnitude of the displacement is not known at this time. Russian mapping suggests the central portion of the deposit is hosted within a circular basin fill caldera subsidence complex. Mapping and drilling has defined several faults in the northern portion of the deposit. The west to northwest trending faults have apparent dextral – normal vectors with up to 40 metres lateral and 125 metres vertical displacement. The north trending fault, located 100 metres east of the main structure, has a normal displacement of 30-40 metres.

Argillitic alteration extends 40 – 50 metres into the structural hangingwall, with the extent of alteration largely dependent on the porosity of the various host units. The clay alteration is often accompanied by pervasive and fracture filling calcium carbonate + disseminated pyrite. The pyroclastic units are generally more strongly altered than the flow units. Determination of clay speciation is underway. To the north the clay alteration is particularly intense with 109 metres of strong to very strong clay alteration encountered in hole KP03-119. This area of clay alteration is interpreted to be the top of the Kupol hydrothermal system. Drilling below this clay alteration, in holes KP03-128, 134 and 144, confirmed the existence of 'ore' grade epithermal vein mineralization. The clay-jarosite alteration zone continues into the Kaiemveem River to the south, as indicated by the broad zone of intense, pyritic clay alteration along the river banks and exposed in trenches K-49, K-52 and K-24. Clay type varies by location with kaolinite dominant to the north and at shallower levels, and illite-montmorillonite more prevalent

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 10 – p.7

in the Big Bend hanging wall.

Within 150 metres of the Kupol structure, particularly in the hangingwall of the vein, the rocks are weak to moderately propylitically altered (chlorite-calcite+pyrite+epidote).

Alteration adjacent to the veins consists of silica, adularia and pervasive sericite-illite(?) in the hangingwall and footwall volcanic units. In selected areas, the silicification extends up to 40 metres from the vein (eg. Trench K-42). Near surface the silicification-adularization - sericitization is commonly accompanied by a strong late supergene (?) sulphate rich jarositic (yellow) colour anomaly. The rhyolite dykes are commonly weak to moderately clay altered. At depth within the Central and northern Big Bend areas of the deposit there is a broad chloritic alteration zone. Within this zone chlorite + pyrite replaces original sulphosalt bands and sulphidic breccias, and the fine colloform and crustiform quartz bands have been partially re-crystallized suggesting that this alteration represents a prograde thermal overprint associated with the intrusion of the late Kupol dome or similar plug.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.1

11.0        Drilling

In 2003 22,256 metres of diamond drilling in 166 holes was completed utilizing two Longyear 38 drills, drilling HQ and NQ sized core, and two Russian CKB-4 drills, drilling NQ sized core. All collars were surveyed by conventional and total station survey instruments and 'all' holes down-hole surveyed utilizing a Reflex EZ shot survey instrument. Holes are tied in to a local and regional survey network, in a local Russian grid system and Guass-Kruger (Pulkov 42) geodetic system. Russian theodolitic surveyed locations were audited using Alaskan legal surveyors (Design Alaska out of Fairbanks, AK) and total station instrument. Drill hole locations are shown on figure 11.1.

The drilling program was overseen by Tom Garagan, P.Geo, Vice President Exploration, Bema Gold Corporation, and directly supervised by three registered Canadian Professional Geologists (Project Manager -Hugh MacKinnon, P.Geo, Drill Geologist -Peter Fischl, P.Geo, Drill Geologist -Linda Lewis, P.Geo) and a fourth geologist (Senior Geologist - Vernon Shein) with greater than twenty years exploration, mining and drill experience. All these geologists were responsible for monitoring the drilling, core movement, core logging and core handling during the program. Detailed core logging was performed by university trained professional Russian geologists. Geological data collection included identification of lithologies, vein types, textures, sulphide type and abundance, alteration type and intensity, structure, magnetism, colour and grain sizes. Geotechnical measurements included recoveries and RQD for all core and specific gravity on representative lithologies. Selected holes were logged in geotechnical detail. Logs are written in hand then entered into an EXCEL database and converted to a ACCESS database. The database is controlled, verified and audited by Vivian Park, P.Geo and Jim Smith, P.Geo. Verification was done through a series of checks of data entry against original logs and assay certificates. Vein intervals in the first forty 2003 drill holes were re-logged to ensure conformity of early logging with later logging.

Sample intervals are based on lithology and range from a minimum of 25 cm (HQ) to maximum of 1.0 metres. A minimum of 1.0 and 3.0 metres is sampled in to the footwall and hanging wall of the vein structures. All sample intervals were photographed prior to cutting and characteristic mineralization, vein and ore types photographed in detail.

Core recoveries vary with location with recoveries in the zones ranging from 35% to 100% with an average of about 85%. Drilling muds and polymers are used extensively to enhance recoveries. Holes with poor zone recoveries were re-drilled (KP03-48A and 90A), with the exception of holes KP03-77 and 144 which will have to be re-drilled in 2004.

Drill results are summarized in Appendix 1 and presented on a summary longsection (figure 11.2) . Drill hole locations are tabulated in Appendix 2.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.2

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.3

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.4

As stated in section 9.0, the deposit is divided into six contiguous zones (Map 9.1) . A summary of results from each of these zones is presented below.

11.1        South Extension Zone

The South Extension zone extends from the Kaiemveem River at 8+50 S to 8+00 N and has been tested by 11 holes from 0+50 N to 8+00N. Significant drill results from this zone (Appendix 1) include: holes KP03-120 which intersected 1.90 metres of 27.51 g/t Au and 201.98 g/t Ag; hole KP03-145 which intersected 1.15 metres of 103.71 g/t Au and 1011.08 g/t Ag and 3.00 m 34.00 g/t Au and 229.37 g/t Ag; and hole KP03-104 which intersected 1.80 metres grading 9.13 g/t Au and 96.78 g/t Ag. Drilling and mapping indicates that there are three or more veins in this area with variable widths and grades. Rhyolite flows and dykes partially disrupt vein zones. The zones appear to be narrower, partially lensoidal, and not as continuous as those to the north. Drilling to date has been limited within this area, however, it has indicated the potential to develop ore shoots. Tighter spaced drilling will be required to define the geometry of the ores shoots. Vein float and strong alteration along strike to the south and intersections such as that of hole KP03-120 (figure 11.3) indicates the zone is still open to the south and at depth.

11.2        South Zone

The South zone is contiguous with the South Extension and Big Bend zones and comprises 575 metre of strike length of the deposit within which there is a separation of up to 75 metres between the hangingwall and footwall veins. The hangingwall vein is wider than the footwall vein and in general contains higher grades. Twenty one holes tested this zone this year. Better intersections within this zone include: hole KP03-42A with 7.60 metres (6.5 metres true width) of 33.26 g/t Au and 356.74 g/t Ag in the hanging wall and 5.30 metres (4.6 metres true width) grading 18.05 g/t Au and 507.53 g/t Ag in the footwall; hole KP03-130 with 5.30 metres (true 5.30 metres) averaging 27.88 g/t Au and 306.60 g/t Ag in the hangingwall; and hole KP03-31 with 6.8 metres (true width) of 14.64 g/t Au and 129.07 g/t Ag in the hanging wall. The zone is bisected by rhyolite dykes and rhyolite flows that locally disrupt the zone (figure 11.4) . Continuity of the mineralization is good in the hanging wall vein, and needs better definition in the footwall vein. Up to 55 metres (true width 45 metres) of veining and sheeted veining was intersected in this zone of which only shorter intervals carried significant high grades. Drilling covering this zone is still widely spaced so infill drilling is required to define the higher-grade ore shoots. The zone is open at depth.

11.3        Big Bend Zone

The Big Bend zone vein strikes continuously for 650 metres and is contiguous with the South and Central zones and occurs at a flexure or kink in the vein system with the gradual change in strike of the structure from 000 to 020 Az toward the southern zone.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.5

West
East
29435900 E
29436000 E
29436100 E
KP03-100
KP03-120
500m
400m
300m
2.5, 96.8 / 2.0m
2.1, 48.3 / 1.5m
27.5, 202.0 / 1.9m
Au g/t, Ag g/t / metres
Lithology
Andesite - Basalt flow
Andesite flow
Andesite pyroclastics
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz-sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
Kupol Project
Section 550N
0m
50m
Draw by : S. Tremblay Nov. 2003

Figure11.3

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.6

West
East
KP03-042A
500m
500m
33.3, 356.7 / 7.5m
18.0, 507.5 / 5.3m
Au g/t, Ag g/t / metres
Lithology
Andesite - Basalt flow
Andesite flow
400m
400m
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz-sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
300m
300m
Kupol Project
Section 1075N
0m
50m
29436100 E
29436200 E
Draw by : S. Tremblay

Figure 11.4

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.7

The zone has been at drilled at 50 to 100 metre centres to a maximum depth of 280 metres below surface with selected areas drilled at 25 metre centres, including a geostatistical cross centered on 1800 N at the 600 metre level. True widths vary from 1.0 metres to 18.0 metres with a drill intersected true width average of 6.46 metres for the footwall vein and 6.26 metres for the hangingwall vein. Arithmetic average grades for the intersections are 29.58 g/t Au with 348.59g/t Ag for the footwall and 27.05 g/t Au with 309.65 g/t Ag for the hanging wall.

Two holes, KP03-03 and KP03-04 scissor twinned the Russian hole CKB-34 and CKB-5 respectively. Results are compared below (table 11.1):

Table 11.1: Comparison of scissor twin hole results

KP-03-03					CKB-34A
Au g/t	Ag g/t	Intersection Length m	True Width (TW) m	Au x TW	Au g/t	Ag g/t	Intersection Length m	True Width (TW) m	Au x TW	% Difference Au x m
14.73	180.44	15.1	14.0	206.22	16	340.1	29.2	14.0	224	-8.6

KP-03-04					CKB-05
Au g/t	Ag g/t	Intersection Length m	True Width (TW) m	Au x TW	Au g/t	Ag g/t	Intersection Length m	True Width (TW) m	Au x TW	% Difference Au x m
27.97	220.9	29.9	18	503.46	51.6	530.9	41.3	27.5	1419	-181.8

Both confirmation test holes encountered lower grades over similar true widths. Hole CKB-05 drilled down dip of a high-grade zone in the hanging wall of the vein, while hole KP03-04 encountered high grades in the footwall of the same zone. Further drilling within this area suggests that the grades are somewhat more variable in this small section of the deposit. Due to bad ground conditions no downhole surveying was performed on the pre 2003 Russian holes and other than the internal lab control, no QA/QC program was run to verify the assays reported. As a result the Russian holes will not be used in any of the resource /reserve studies and these holes will be re-drilled as required.

Forty-eight holes tested the Big Bend zone this year. Better intersections from the Big Bend zone include: 18.30 metres (11.0 metres true) grading 65.05 g/t Au and 1021.27 g/t Ag in hole KP03-09, 24.50 metres (11.50 metres true width) grading 43.40 g/t Au and 499.18 g/t Ag in hole KP03-49: 29.90 metres (18 metres true width) grading 27.97 g/t Au and 27.97 g/t Ag in hole KP03-04; and 9.80 metres (6.20 metres true) grading 77.05 g/t Au and 949.87 g/t Ag in hole KP03-113 and 8.70 metres (6.75 metres true) grading 88.56 g/t Au and 480.91 g/t Ag in hole KP03-138. Native gold and coarse grained sulphosalts are very common in the Big Bend zone. Grades reported for the zone intersections reflect continuous high grade mineralization within the veins. The continuity of mineralization within the vein is evident in the examples of drill hole intersections from separate drill sections tabulated below (table 11.2):

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.8

Table 11.2: Big Bend Zone – Examples of grade continuity within the vein

Hole KP03-09					Hole KP03-111
From	To	Metres	Au g/t	Ag g/t	From	To	Metres	Au g/t	Ag g/t
102.50	103.50	1.00	82.34	1313.16	116.00	116.50	0.50	15.96	252.56
103.50	104.40	0.90	43.82	615.86	116.50	117.10	0.60	13.94	202.60
104.40	105.00	0.60	52.52	903.14	117.10	117.80	0.70	14.36	223.76
105.00	106.00	1.00	34.74	727.56	117.80	118.40	0.60	32.20	272.18
106.00	107.00	1.00	92.64	2083.16	118.40	119.00	0.60	72.14	235.80
107.00	107.60	0.60	108.36	3174.38	119.00	119.80	0.80	50.96	145.10
107.60	108.10	0.50	7.10	170.82	119.80	120.70	0.90	13.56	150.90
108.10	109.00	0.90	19.48	275.56	120.70	121.30	0.60	23.48	251.64
109.00	110.00	1.00	67.60	1471.86	121.30	122.30	1.00	36.64	387.78
110.00	111.00	1.00	13.48	385.54	122.30	123.30	1.00	43.62	577.36
111.00	112.00	1.00	50.64	645.46	123.30	124.20	0.90	25.34	182.12
112.00	113.00	1.00	36.90	386.82	124.20	125.20	1.00	14.68	319.48
113.00	114.00	1.00	217.06	3025.78	125.20	125.70	0.50	3.02	55.24
114.00	115.00	1.00	120.04	1918.68	125.70	126.50	0.80	3.26	70.44
115.00	116.00	1.00	158.36	1955.90	126.50	127.50	1.00	83.62	1820.20
116.00	117.00	1.00	51.20	631.00	127.50	128.10	0.60	8.82	188.58
117.00	117.40	0.40	14.10	90.18	128.10	128.70	0.60	1.26	24.10
117.40	118.40	1.00	23.24	152.90	128.70	129.40	0.70	48.00	1381.26
118.40	119.40	1.00	21.46	108.72	129.40	130.10	0.70	32.82	167.72
119.40	120.40	1.00	14.78	48.40	130.10	130.80	0.70	83.06	308.32
120.40	120.80	0.40	42.82	60.80	130.80	131.70	0.90	143.46	379.34
					131.70	132.70	1.00	27.50	276.76
					132.70	133.30	0.60	46.14	220.86
					133.30	133.90	0.60	5.00	14.32

Quartz veining, mineralization and consequently grades in each drill section and between sections within the zone are continuous, as indicated in the representative section shown in figure 11.3.

Over the central and southern portions of the Big Bend there is a single large polyphase breccia vein with associated sheeted veining. This vein is divided into footwall and hangingwall segments by a 3 to 20 metre wide rhyolite dyke that bisects the zone. Toward the Central zone there are two main veins. Over the strike of the Big Bend both vein(s) are open at depth, and as indicated by hole KP03-143, are not thinning at depth. Toward the Central zone there is a partial decrease in grade continuity as a function of the vein starting to bifurcate and feather toward the upper levels of the epithermal system. However, vein segments, either footwall or hanging wall within this area, still carry significant grades.

11.4        Central Zone

The Central zone covers an 800 metre strike of the Kupol vein structure contiguous with the Big Bend and North zones. Drill spacing on the upper levels of the zone range from 100 metres to 25 metres but hole spacing in the deeper levels (>100 metres depth) is

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.9

West
East
29436300 E
29436400 E
29436500 E
KP03-015
KP03-049
KP03-052
KP03-052A
KP03-108
35.5, 266.8 / 11.1m
41.7, 499.2 / 24.5m
29.6, 405.0 / 23.3m
32.7, 596.3 / 10.0m
600m
500m
500m
400m
00m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz -sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
Kupol Project
Section 1750N
Au g/t, Ag g/t / metres
0m
50m
Draw by : S. Tremblay

Figure 11.5

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.10

greater than 100 metre. Forty-three holes tested the zone to a maximum depth of 430 metres below surface and it remains open at depth. As with the Big Bend zone the main rhyolite dyke segments the Central zone. The Central zone has distinct high-grade shoots, principal of which is the one centered on 2600 N. The geometry of the main shoots has not been well defined.

Better results from the Central zone include: 7.70 metres (6.20 metres true width) grading 27.04 g/t Au and 580.54 g/t Ag in hole KP03-02; 8.55 metres (6.50 metres true width) grading 39.34 g/t Au and 313.67 g/t Ag in hole KP03-67; 29.30 metres (24.50 metres true width) grading 14.25 g/t Au and 113.40 g/t Ag in hole KP03-73 and 10.45 metre (7.75 metres true width) grading 48.87 g/t Au and 526.36 g/t Ag in hole KP03-122. Shoot development in this zone appears to be in part a function of swings and dilational 'blow outs' in the vein structure, potentially related to junctions with northeast and/or northwest trending structures. At these 'blow outs' large vein and sheeted veins systems are present, including those intersected in the following holes: holes KP03-73, adjacent to the Big Bend, with 24.50 metres true width grading 14.25 g/t Au and 113.40 g/t Ag; hole KP03-32, with 45 metres of veining intersected within which there is 10.50 metres true width graded 8.40 g/t Au with 204.53 g/t Ag; and hole KP03-27 with 15.20 metres true width grading 6.48 g/t Au with 58.01 g/t Ag. Sulphosalt concentrations are generally lower in this zone and there is a higher percentage of lower grade crustiform, chalcedonic veining present. On the basis of the drilling in 2003 the continuity of mineralization within the higher grade zone extends to greater than 250 metres below surface. Outside of the high-grade zones the zone is mineralized over the length of the sector with the exception of limited areas where dyke or fault interaction pinches out the zone. Local pinching and or stockwork development is believed to reflect a reduction in constraining pressure as a function of proximity to surface and interaction with the meteoric water table.

At the northern end of this zone the rhyolite dyke splays to the nrorthwest off of the zone and thus does not limit the northern section of the vein.

A typical section from the Central zone is shown in figure 11.6.

11.5        North Zone

The North zone has a strike length of 350 metres and is contiguous with the Central and North extension zones. Twenty widely spaced drill holes have tested this area resulting in the discovery of a large high-grade zone that encompasses most of this zone. The high-grade zone is open at depth with the deepest intersection, hole KP03-133, returning 70.54 g/t Au and 709.15 g/t Ag over 11.95 metres (4.25 metres true width) at a depth of 275 metres below surface (figure 11.7) Textures and mineralogy of the vein intersection in this hole suggests the hole intersected the upper levels of the bonanza zone of the epithermal vein system. Additional high grade results from this zone include hole KP03-

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.11

West
East
K-09
KP03-021
CKB-19
CKB-20
KP03-014
KP03-019
13.9, 150.3 / 3.5m
3.4, 8.5 / 6.7m
600m
600m
15.6, 103.9 / 16.4m
3.5, 40.3 / 2.8m
7.0, 128.4 / 0.8m
Au g/t, Ag g/t / metres
500m
500m
9.2, 115.2 / 17.5m
400m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz-sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
Kupol Project
Section 2275N
0m
50m
29436300 E
29436400 E
29436500 E
Draw by : S. Tremblay

Figure 11.6

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.12

86 which returned 33.50 metres (20.5 metres true width) grading 32.76 g/t Au and 406.24 g/tAg and hole KP03-47 with 16.80 metres (10.0 metres true width) of 43.40 g/t Au and 330.60 g/t Ag. Two veins are present in the zone with high-grade values encountered in both veins.

Difficult drilling conditions were encountered in the North zone with five holes abandoned, of which two were re-drilled (KP03-48A and KP03-51A). Poor core recoveries were encountered in several holes resulting in the washing away of the sulphosalt mineralization in more intensely brecciated intervals. Hole KP03-90 was re-drilled as hole KP03-90A, with a subsequent near doubling of gold grade to 19.22 g/t Au and 262.18 g/t Ag over 26.70 metres as a function of near 100% core recoveries.

11.5        North Extension Zone

The North Extension zone is comprised of a deep, high-grade vein zone underneath a 100 to 150 metre thick cap of intense kaolinite altered volcanics. Eight holes have tested the zone of which only three (KP03-128, 134 and 144) were drilled deep enough to intersect veining under the clay alteration. The best result came from hole KP03-128, which intersecting 32.35 meters (18.25 metres true width) grading 12.33 g/t Au and 101.83 g/t Ag (Figure 11.8) . On the basis of alteration zonation, vein textures, mineralogy and mineralization the North Extension is believed to be the down dropped extension of the North zone. The zone is open to the north and at depth.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.13

West
East
600m
600m
KP03-088
KP03-051
KP03-051A
KP03-133
8.8, 182.8 / 1.0m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz-sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
500m
13.0, 150.7 / 11.7m
8.0, 110.8 / 5.0m
400m
6.0, 44.3 / 1.5m
Au g/t, Ag g/t / metres
70.5, 709.2 / 11.9m
300m
300m
0m
50m
29436300 E
29436400 E
29436500 E

Kupol Project
Section 3100N

Draw by : S. Tremblay

Figure 11.7

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 11– p.14

West
East
600m
600m
500m
500m
400m
300m
300m
KP03-105
KP03-94
KP03-98
KP03-128
Abandoned
12.3, 101.8 / 32.4m
Lithology
Andesite - Basalt flow
Andesite flow
Andesite - ash & lapilli tuff
Andesite agglomerate tuff
Rhyolite to Rhyodacite
Fault breccia
Alteration
Quartz-sericite ± adularia
Argillic
Mineralizations
Veins + vein breccia
Stockwork + sheeted veins
Kupol Project
Section 3200N
Au g/t, Ag g/t / metres
0m
50m
29436300 E
29436400 E
29436500 E
Draw by : S. Tremblay
Figure 11.8

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 12 – p.1

12.0        Sampling Method and Approach

Drill core was delivered from the drills in covered wooden or waxed cardboard boxes and 'Quick' logged by Canadian geologists. Following the quick logging each hole was geotechnically logged then logged in detail by the Russian geologists. Sampling intervals were determined and marked up and tagged by the Russian geologists with intervals based on geology (lithology, mineralogy, texture and structure). Sampling across contacts was only done if the vein width was less than the minimum sample width. Core was oriented to ensure an even split of the veins was taken, ie: no sample bias. Prior to being split the sample intervals were checked by the Canadian geologists. Minimum sample length was 0.25 m (HQ size core, 0.30 m NQ size core) and maximum sample length 1.0 metres. Mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled in the holes. Continuous sampling was carried across each major zone. Samples containing visible gold or abundant sulphosalt mineralization were marked with a white sample bag at the start of the sample interval so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape, and core cut into 1/3 sections for an even field duplicate split.

After completion of logging, the core to be sampled was delivered to the splitting shack and each box of core photographed prior to core splitting. Core was 2/3 split using a diamond saw with the remaining third returned to the core box as a record. The core saw core jig was calibrated to ensure an even 2/3 split was taken of the core for both HQ and NQ sized samples. The saw blade was cleaned on a regular basis using a dressing stone and cleaned after each visible gold or well mineralized sample was cut. Fresh water was used at all times to ensure no re-circulation contamination was present. For samples of strongly broken core care was taken to ensure a 2/3 split of the sample was taken. This usually involved the use of a metal divider and a spoon. Samples were bagged, field blank and reference standards inserted into the sample stream, by the geologists, and the samples assembled into batch size (20 sample) shipments for delivered to the laboratory two to three times per day. Well mineralized or visible gold bearing samples were indicated on the submission form to ensure contamination reduction protocols were followed by the laboratory.

Core samples for all mineralized intersections are stored in racks in a locked core storage tent. The remaining (unmineralized) core is stored in racks in locked containers.

The trench sampling followed the same sampling protocols as the core sampling. Samples were collected using a chisel and hammer to cut an even channel across each zone. Care was taken to collect equal volumes of rock were across each channel to ensure there was no sampling bias based on rock softness or fracture density. Sample intervals were marked with metal tags and the start and end points surveyed.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 12 – p.2

Core recovery was recorded for all core runs. Within the zone, core recovery averaged greater than 85%, however, in several cases core recoveries over short intervals were low. Hole KP03-90 was re-drilled as hole KP03-90A to improve core recoveries in the zone in this area. Hole KP03-90 will be excluded from any resource calculations as a result. Holes KP03-77 and KP03-144 had lower than ideal core recoveries within the zone with intervals in hole KP03-144 particularly low (<40%). Due to low drill hole density in these areas these holes, will be included in resource studies this year, however they will be re-drilled and excluded from any Feasibility study.

No studies have been done in regards to any effects of near surface oxidation, however, as the oxidation is transitional type and there is good correlation between surface trenching and undercut drill hole values, there is no surface enrichment evident.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.1

13.0        Sample Preparation, Analyses and Security

Due to the remote location of the Kupol Project and experience in regards to difficulties with shipments of samples within and exporting from Russia, a containerized field laboratory was set up at Kupol. The laboratory was set up and run as an independent 'arms length' laboratory. No Bema or contractor personnel were allowed in the laboratory or laboratory area unless accompanied by a Laboratory manager. Laboratory management was overseen by qualified North American laboratory managers (Ron Mobley and Jim Weatherby) who supervised Russian certified assayers. The laboratory was operated as an Anyusk Geological Expedition field laboratory under the Anyusk Expedition’s Russian certification. Laboratory procedures and QA/QC protocols were set up by Ron Mobley and Jim Weatherby, and audited by an internationally recognized independent consultant, Dr. Barry Smee, P.Geo., of Smee and Associates Consulting. Barry Smee’s report on the laboratory audit is appended.

Samples were received at the laboratory as follows: each shipment was checked to ensure accuracy of paperwork, samples were logged into the laboratory system and the laboratory signed off on delivery of each submission. Shipments were then placed in a secure container to await processing.

All samples were first dried in a locked, heated container, either within the sample bag or on a steel tray then transferred to the prep lab. Each sample was first crushed in a jaw crusher to 95% passing minus 10 mesh (<2 mm) then divided by Jones Riffle splitter into two 1 kg samples. The first sample is a geological coarse reject duplicate and was kept in a locked container until the geology staff retrieved it. The second sample went to the LM2 bowl and puck pulverizer where it was pulverized until 90% passed minus 150 mesh. The 1 kg pulverized sample was then split into four 250 g samples and placed in a sample envelopes. One pulp sample went for fire assay, one kept as a lab reject, and two retained as geology duplicates. All pulp duplicates are stored in locked containers.

One in twenty samples was screened from both crusher and pulverizer splits to ensure compliance with specifications. All equipment was air washed between samples and a silica blank sample was run as a cleaning medium every 20 samples, and after visible gold bearing or well mineralized samples.

A 50 g split was taken of the 250 g pulp sample and this was analyzed for gold and silver by using standard fire assay technique with a gravimetric finish. The detection limit for gold was 0.2 g/t and for silver 1 g/t.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.2

13.1        Quality Control and Quality Assurance Program

A strict protocol for sample quality control and quality assurance was followed throughout the full program and Barry Smee audited this program. The QA/QC program involved the regular insertion of field blanks and standard reference material into the sample stream, the collection of field duplicate samples and external checks using a pulp duplicate. Appended (Appendix 3) to this report is Barry Smee’s report of his initial audits of the QA/QC program. He will be preparing a final report on the Kupol Project QA/QC program in December 2003.

Due to equipment start up problems with the Kupol laboratory, the initial set of samples from the project were run at Bema Gold’s Julietta Mine laboratory. The Russian assayers responsible for assaying at the Kupol laboratory were sent to Julietta to ensure the same protocols were followed for sample prep and analyses as in their lab at Kupol. All samples shipped to Julietta were eventually run at the Kupol laboratory so the project data set represents results from a single laboratory, with Julietta and Assayers Canada, of North Vancouver, British Columbia, Canada, as external check laboratories. All laboratory submissions included a full set of QC samples.

13.1.1 Standard Reference Material

In order to monitor the accuracy of the laboratories three gold reference standards were purchased from CDN Resource Laboratories of Delta, B.C. and inserted in the ratio of 1:20 into the sample stream. Standards were selected to cover a range of grades and came in individually kraft paper wrapped 60 or 75 g packets. These standards are:

Standard Name	Accepted Mean g/t Au	Standard Deviation, Au g/t
GS-4 (STD 1)	3.45	+/- 0.105
GS-6 (STD 2)	9.99	+/- 0.25
GS-8 (STD 3)	33.50	+/- 0.85

Each of these standards is a certified standard with an accepted mean as obtained through a round robin assay program. Standard failure limit was set at plus or minus three standard deviations (SD) and any batch with a failed standard was automatically rerun.

Results for the reference standards are presented in figures 13.1 to 13.3. As indicated by the charts the laboratory the usual start up problems then proceeded to provide accurate analyses once the procedures and protocols had been well established within the laboratory. In early summer, some batches had to be re-run up to three times before they were passed as acceptable for inclusion in the database. Standard GS-8 assays within a tight cluster below the mean, GS-6 is scattered about the mean with a slight bias on the high side of the mean and GS-4 assays generally on the lower side of the mean. Therefore, the Kupol laboratory biases low for samples in the 30 g/t range, a bit high for

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.3

samples in the 10 g/t range and low for samples in the 3.5 g/t range. Julietta assay results tend to be a bit higher for the same Kupol sample and the reference standards suggests the laboratory assays high for the GS-4 and GS-8 standards and performs well for the GS-6 standard.

Sample batches which contained a reference standard failure were automatically re-run unless there was a sample number mix up. Sample results were not posted into the database unless a batch passed the QA/QC. In some cases, this required a batch to be rerun several times before a reference standard passed, indicating the batch accuracy was okay.

Figures 13.4 to 13.6 present the charts for the Kupol Laboratory internal QA/QC standards. Results presented indicate the laboratory performed within acceptable limits.

Figure 13.1:

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.4

Figure 13.2:

Figure 13.3:

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.5

Figure 13.4:

Figure 13.5:

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.6

Figure 13.6:

13.1.2 Blank Sample Assays

To check for contamination and sample ordering mix-ups in the laboratory, a coarse field blank was used. Rhyolitic flow material from the north end of the property was selected as a field blank, as it contained no gold and has a bulk composition and character somewhat similar to the mineralized zones. Field blanks were inserted every 20 samples and after well mineralized samples or samples containing visible gold. Failure threshold was set at 0.5 g/t Au (2.5 times x detection limit).

Figure 13.7:

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.7

Figure 13.7 shows the blank results for the Kupol and Julietta laboratories. There is very little contamination associated with the preparation work in the Kupol laboratory. The majority of samples above the threshold at both Kupol and Julietta followed very high grade samples and thus did not require a re-run of a batch. The laboratories were informed of the instances of contamination and the lab manager adjusted procedures where appropriate.

13.1.3 Duplicate Assays

Field duplicates were collected as a 1/3 split of the drill core in order to check on the precision of the laboratory. They were taken every 20 samples and more frequently within well mineralized zones, to ensure there was an adequate statistical data set within the zones. Visible gold bearing samples were usually duplicated, as a check on variability of the gold distribution.

Results for the field duplicates are presented first as a scatter plots (Figures 13.8 to 13.10) then in the form of a Thompson- Howarth LC plot (Thompson and Howarth, 1978) (Figure 13.11) . Field duplicate scatter plots are presented in three ranges, 0-650 g/t Au, 0-30 g/t Au and 30 to 100 g/t Au.

Figure 13.8: Field Duplicate (0-650 g/t Au)	Figure 13.9: Field Duplicate (0-30 g/t Au)

Figure 13.10: Field Duplicate (0-100 g/t Au)	Figure 13.11: TH plot - Field Duplicate

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.8

Prep and pulp duplicate samples were collected by the laboratory within each batch of 20 samples with the prep duplicates a split taken of the sample after crushing and the pulp duplicate a 50 g sample from the same 250 g laboratory split as that for the original assay. Thompson-Howarth plots of the prep and pulp duplicates are presented in figures 13.12 and 13.13.

Figure 13.12: TH plot - Prep Duplicate	Figure 13.13: TH plot - Pulp Duplicate

Scatter plots of the field duplicate samples show a wide scatter about the 1:1 reference line. This wide scatter of results is confirmed by the Thompson-Howarth plot of the same data set, and indicates there is poor precision of the field duplicate results.

Plots of the prep and pulp duplicate are very similar and show very good precision once the samples have been homogenized. The reason for the magnitude of difference between the field, pulp and prep duplicates is uncertain. The good correlation of the pulp and prep duplicates indicates there is no problem with the analyses and the internal laboratory splitting. Poor precision in the field duplicates indicates there may be a problem in sampling methodology or inherent variability in the mineralization. There was no significant change in the results from early in the season (low sample population) to late in the season (large sample population). Auditing of the sampling methodology indicates there are neither inherent biases nor errors in sampling technique so the distribution of mineralization within the samples is believed to be responsible for the lower reproducibility of the field duplicates. Since there is an abundance of visible gold in the deposit there appears to be a nugget effect with respect to gold distribution. As the vein system is for the most part a polyphase breccia it is this brecciation and multiple re-healing events which may account for the irregular gold distribution and thus grade variability. Petrographic studies are underway to help determine the gold distribution within the veins.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.9

13.1.4 External Check Samples: Assayers Canada and Julietta Laboratories

Assayers Canada of North Vancouver, British Columbia, Canada was used as the main external check laboratory. Bema Gold’s Julietta Mine Laboratory was used as a check laboratory for the intial startup of the Kupol laboratory due to the short turn around time for sample results. All principal intersections for the first sixty-nine holes were assayed in full at either the Julietta or Assayers Canada laboratories. Assays for the remaining holes were checked with a routine ten percent of samples sent for external checks and portions of key intersections sent for verification.

As shown in figures 13.14 to 13.16 there is a good correlation between Kupol and Assayers laboratory with the Assayer laboratory assaying slightly lower than the Kupol laboratory. Reference standards submitted to Assayers indicate that Assayers analyses are within acceptable limits, with results a bit high for higher grade samples. The latter contrast with the Kupol lab results for the same standards.

Figure 13.14: External Check (0-950 g/t)	Figure 13.15: External Check (0-200 g/t)

Figure 13.16: External Check (0-50 g/t)

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.10

Figure 13.17: Assayers Canada - STD GS-4	Figure 13.18: Assayers Canada - STD GS-6

Figure 13.19: Assayers Canada - STDGS-8

Figures 13.20 and 13.21 show the results of the comparison of the Julietta and Kupol laboratories. There is a good correlation of the Kupol and Julietta laboratories with the Julietta laboratory assaying slightly higher than the Kupol laboratory.

Figure 13.20: Juletta vs Kupol (0-400 g/t Au)	Figure 13.21: Juletta vs Kupol (0-100 g/t Au)

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 13 – p.11

13.2        Security

During the core logging and sampling process no unauthorized personnel were allowed in the core storage, logging or cutting facilities. Core for sampling was delivered direct to the core cutting tent or to a secure storage container before cutting. Lids were kept on boxes during transfer. After cutting the samples were assembly into batch shipments within the core cutting tent where they were stored in sealed rice bags pending delivery to the laboratory (30 metres away) several times a day. At the laboratory, each sample submission was checked for accuracy then the laboratory signed off on the receipt of the shipment and took custody of the samples. No Bema staff was allowed access to the samples after this point. Prior to processing, the samples were stored in a locked container.

External check sample shipments were assembled by the laboratory staff in accordance with a submission list prepared by the Bema geologists. Samples for each submisson were placed and sealed into Secur-Pak secure sample bags with the laboratory signing off on the each submission. The Secur-Pak bags were placed and sealed in either a box or rice bag for shipping. The secured bags were shipped to Canada along with a chain of custody document and check list. Assayers Canada received these secure bags and reviewed and signed off on the custody document upon receipt. Bema was not notified by Assayers of any tampered (unsealed) Secur-Pak bags arriving at the Assayers laboratory.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 14 – p.1

14.0        Data Verification

The assay intervals and lithology databases entries were 100% checked against original logs by systematic multiple checks of hard copies of data. Similar checks are being conducted of the recoveries, RQD, specific gravity, and all other database entries. Additional checks of the data integrity are being carried out via the GEMCOM modeling software.

Ten percent of the assay values were checked against the original hard copy assay certificates and no significant errors were found.

Verification was supervised and for the most part conducted by Vivian Park, P.Geo and Jim Smith, P.Geo, and overseen by the authors. It is the authors’ opinion that the assay and lithology database to be used in the resource calculation has been adequately verified.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 15 – p.1

15.0        Mineral Processing and Metallurgical Testing

The following Metallurgical work was conducted in 2003:

1)	Preliminary metallurgical test work conducted on composites from the first sixteen drill holes. Test work was performed at the Julietta laboratory.

2)	Metallurgical test composite samples were collected of representative vein types across the deposit area from surface and drill core composites. In total 957 kg of core composite, in 93 composite samples, and 335 kg of surface samples, in 3 samples, were collected for testing and study.

3)	510 kg total weight of SAG mill, grindability (McPherson Test), test samples were collected from five holes (KP03-121, KP03-123, KP03-124, KP03-90A).

Results from these tests are being complied or were not available at the time of writing of this report.

Specific gravity measurements were conducted on all holes starting August 18th, 2003 with the testing methodology set up by a professional metallurgist, Bret Boster of Boster Consulting. Testing was done on all major rock types with at least two to three samples of vein material collected from each hole. A second set of twenty-six samples was collected of split core from throughout the deposit with the specific gravities of this set measured at Kupol and at Chemex Laboratories, Vancouver, B.C. Chemex Laboratories followed the wax-coated (ASTM Standard C914) protocol for specific gravity measuring. Specific gravity for the vein samples measured at Kupol ranged from 2.16 to 3.03 with an average of 2.44. Check specific gravities at Chemex averaged 2.51, with the wax coating method giving consistently slightly higher specific gravities than the Kupol's saran wrap method.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 16 – p.1

16.0        Mineral Resources and Mineral Reserve Estimation

Bema in conjunction with AMEC consulting is currently working on the calculation and reporting of the Kupol resource. This work is scheduled for completion in early 2004.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 17 – p.1

17.0        2003 Pre-feasibility Studies

With the excellent results from the exploration drilling, the scope of the Kupol Project was increased in 2003 to include additional engineering and environmental studies toward a Pre-feasibility study to be completed by April 30, 2004. Pre-feasibility work initiated in 2003 is summarized below.

17.1        Environmental Baseline Studies

A weather station was set up at site in June 2003. The station is comprised of a solar and battery powered data logging system tied to a full set of weather information gathering instrumentation. Data from the logger was periodically downloaded from the station and the information examined to ensure the instrumentation was operating correctly. This station is operational 24-7 all year round.

Russian specialists in the field of archaeology, fisheries, water quality, flora and fauna spent a week at site collecting samples and examined the Kupol Project area. Their reports of results area expected in early 2004. Bill Lytle of Dew Point International, an internationally recognized environmental consulting company out of Fort Collins, Colorado, oversaw the environmental baseline work.

17.2        Engineering Baseline Studies

An engineering team was assembled to start baseline work at Kupol. The team includes senior representatives of AMEC Consulting of Calgary, Alberta, SRK Consulting of Vancouver, Orocon Consulting of Smithers, B.C., Bret Boster, Consulting Metallurgist, and a group of Russian engineering specialists. Doug Wollant of Dable Consulting, Boise, Idaho, is the Engineering Project Manager and is overseen by George Johnson, Senior VP Operations of Bema Gold.

The engineering team visited the site in late July-early August and selected preliminary sites for the Mill, tailing containment area, tailings dam, waste dumps, new camp, airstrip and plant and potable water sources. A survey crew from Design Alaska, Fairbanks, Alaska, was brought in to topographically survey the selected sites for study.

17.3        Geotechnical Studies

The following geotechnical studies were initiated or completed in 2003:

1)	Thermister installed in hole 143 (to 71 metres).
2)	Detailed geotechnical logging of hole 140 and 143 including core photography of all cores for the complete hole.
3)	Footwall stability test hole KP03-140 drilled and logged in detail.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 17 – p.2

4)	Detailed log kept at each drill of drilling conditions encountered.
5)	Three condemnation holes drilled in the Mill site area KP03-152, 154, and 157.
6)	Assessment of pit stability issues by SRK consulting.
7)	1364 kg of acid rock drainage samples collected for testing
8)	200 kg of pit slope stability (FW and HW) samples collected for rock mechanics testing.

17.4        Hydrogeological Studies

A geophysical crew from the Dukat Geological Expedition conducted resistivity geophysical surveys over areas selected by AMEC Consulting hydrogeologist as being prospective for potential taliks (Definition: layer of unfrozen ground within a permafrost area) or other aquifers. As follow-up to this surveying five-water test well holes were drilled in the Kaiemveem River valley.

17.5        Airstrip Studies

A Russian specialist in airstrip engineering visited Kupol and selected four sites for detailed study. These sites plus several alternate sites were surveyed in 2003.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 18 – p.1

18.0        Interpretations and Conclusions

One hundred sixty six holes totalling 22,256 metres were drilled and fifteen trenches excavated on the Kupol property in 2003. Drilling and trenching results from 2003 have been verified by an extensive quality assurance (QA) and quality control (QC) program. The QA/QC program has been audited by an internationally recognized expert and found to meet or exceed the requirements of NI 43-101. The 2003 work, coupled with the previous work by the Russian’s, has confirmed the existence of a large epithermal gold-silver deposit at Kupol.

Given the shear size of the Kupol deposit, the vein textural complexities, evidence of multiple phases of brecciation and mineralization seen in the core and trenches, it is surmised that the Kupol vein system developed in a long-lived, low sulphidation epithermal environment.

The Kupol vein system has now been defined by drilling over a strike length of 3.3 kilometres within which there are three high-grade zones of bonanza style mineralization up to 650 metres in strike length and greater than 250 metres in depth. The vein system is continuously mineralized along the drilled strike length with smaller intervals of dyking or pinching in the vein structure between the main high-grade shoots. Within the Big Bend, Central, Southern and Northern zones large true widths of mineralization were intersected and good continuity of mineralization demonstrated, as evident from the geostatistical cross (at 25 metre centers of drilling) and regularity of high grade intersections encountered despite the relatively wide drill spacing. Drilling indicates the vein system is open at depth and to the north. To the south (and north) alteration as defined through trenching, magnetic surveying, and petrography indicates the vein structure is open to the south and north.

With the wide near surface vein and stockwork widths it is believed that portions of the Kupol deposit will be amenable to open pit mining.

Given the size of the Kupol system there are likely to be additional zones of significant mineralization, as is the case in every other epithermal deposit area in the world. Toward that end the float sampling and alteration mapping conducted in 2003 have identified additional potential mineralized structures that need to be followed up in 2004. Drilling has already identified several smaller, but high-grade veins, as splays off of or parallel to the main Kupol vein.

As defined to date, the Kupol deposit is similar in alteration, vein texture, mineralogy, gold and silver grade, vein width and strike length to Hishikari, Japan (Izawa et al, 1990), Martha and Golden Cross in New Zealand (Brathwaite et al., 2001) and the Comstock District in Nevada (Hudson, 2003). As such it is the author’s opinion that the Kupol deposit represents a world class epithermal gold-silver deposit.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 19 – p.1

19.0        Recommendation

With the return of excellent drilling results over the majority of the drilled strike length of the deposit the Kupol Project is being fast tracked into production with a Pre-feasibility study scheduled for completion in April 2004. Work in 2004 will be biased toward gathering sufficient information to allow for a Feasibility study to be completed on the deposit by April 2005. Toward that end the following work is proposed:

1)	Completion of resource model
2)	Conduct a drill hole spacing study.
3)	Expansion of camp from 64 person to 224 person capacity.
4)	Procurement of road and site construction equipment.
5)	50,000 metres of infill and exploration drilling. The Big Bend and Northern zones of the deposit will be drilled off at 25 to 50 metre centers while the remainder of the deposit will be drilled off at 50 to 100 metres centers. Exploration along strike and at depth will continue and new targets, outlined in 2003 and defined by further work (trenching, mapping and geophysical surveying) in 2004, will be tested.
6)	5,000 to 6,000 metres of geotechnical and condemnation drilling.
7)	Detailed geotechnical studies for pit slope, underground development and infrastructure.
8)	Pre-stripping of Mill site.
9)	Construction of site roads
10)	Construction of airstrip.
11)	Complete metallurgical testing
12)	Water well drilling and testing for potable and plant water sources.
13)	Start design engineering for Project.
14)	Complete preliminary Russian permitting for Project.

This program is estimated to cost $45 million USD.

Bema Gold Corporation 43-101 Technical Report Kupol Project	Section 20 – p.1

References

Anyusk Geological Expedition, 2000, Summary Report on the Exploration of the Kupol Deposit, Internal Report

Brathwaite, R.L., Cargill, H.J., Christie, A.B., Swain, A., 2001, Lithological and spatial controls on the distribution of quartz veins in andesite and rhyolite hosted epithermal Au-Ag deposits of the Hauraki Goldfield, New Zealand: Mineralium Deposita, Vol 36, p 1-12

Hedenquist, J.W., Arribas, A., and Gonzalez-Urien, E., 2000, Exploration for Epithermal gold deposits: Reviews in Economic Geology, v.13. p. 245-277

Hudson, D.M., 2003, Epithermal alteration and mineralization in the Comstock Lode, Virginia City, Nevada: Economic Geology, v 98, No 2, p 367-386

Izawa, E., Urashima, Y., Ibaraki, K., Suzuki, R., Yokoyama, T., Kawasaki, K., Koga, A., Taguchi, S., 1990. The Hishikari gold deposit: high grade epithermal veins in Quaternary volcanics of southern Kyushu, Japan: Journal of Geochemical Exploration, v. 35, p 1-56.

Panchenko, A.F., Kogan, D.J., 2000, Laboratory test work on the technological properties of the ore from the Kupol deposit. Irgiredmet Report, Irkutsk,

Sillitoe, R.H., 1993, Epithermal Models, Genetic Types, geometrical controls and shallow features: Geological Association of Canada Special Paper 40, p. 403-417.

Thompson, M. and Howarth, R.J., 1978: A new approach to the estimation of analytical precision. Journal Geochemical Exploration, 9:22-30.

Tsopanov, O.K., 1994: Metallogenic map of Magadan Region and adjacent territories. Russian Federation on Geology and Use of Mineral Resources. (1:8,000,000 Scale Map)

Vartanyan, S.S., Schepotiev, Y.M., Bochek, L.I., Lorents, D.A., Nickolaeva, L.A., Sergievsky, A.P., 2001, Study of the mineralogy and geochemical features of gold mineralization of Kupol ore occurrence, Internal Paper, Moscow.

Bema Gold Corporation 43-101 Technical Report Kupol Project

APPENDIX 1:

KUPOL PROJECT

SUMMARY OF 2003 DRILL RESULTS

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 1	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
11	KP03-11	7-Jun-03	9-Jun-03	270	-69	1685 N	196.90	BB	459.0	FW		148.90	172.70	23.80	10.75	27.13	430.39	
								BB			incl.	148.90	151.80	2.90		28.76	233.09	
								BB			incl.	151.80	157.40	5.60		11.44	82.48	
								BB			incl.	157.40	164.20	6.80		48.52	1072.85	
								BB			incl.	164.20	172.70	8.50		19.81	212.96	
12	KP03-12	7-Jun-03	9-Jun-03	270	-55	2925 N	49.00	N	617.0	FW		13.20	21.00	7.80	5.70	32.30	333.32	
								N			incl.	13.20	19.00	5.80		40.10	432.36	
13	KP03-13 *(K-FC)*	7-Jun-03	9-Jun-03	270	-55	1300 N	67.00	S	538.0	FW		41.90	43.75	1.85	1.40	8.46	101.71	
								S										
14	KP03-14	8-Jun-03	10-Jun-03	270	-55	2275 N	160.65	C	560.5	HW		111.85	114.65	2.80	2.00	3.54	40.27	
								C	555.0			119.45	120.20	0.75	0.70	7.02	128.44	
15	KP03-15	9-Jun-03	10-Jun-03	270	-53.5	1740 N	62.40	BB	596.5	HW		26.45	37.60	11.15	8.20	35.52	266.75	
								BB			incl.	26.45	28.15	1.70		78.50	367.68	
								BB			incl.	28.15	30.30	2.15		9.01	159.45	
								BB			incl.	30.30	35.00	4.70		43.02	332.05	
								BB			incl.	35.00	37.60	2.60		15.79	171.45	
16	KP03-16	9-Jun-03	13-Jun-03	270	-55	1380 N	102.80	BB	548.0	HW		23.80	31.80	8.00	5.20	18.54	68.31	
								BB			incl.	23.80	29.80	6.00		22.90	65.53	
								BB	534.5	FW		41.50	45.20	3.70	2.80	10.67	113.92	
17	KP03-17	10-Jun-03	13-Jun-03	270	-55	2925 N	80.90	N	618.0	HW		9.00	9.60	0.60	0.40	26.94	73.86	
								N	582.5	HW-2		48.50	56.30	7.80	5.80	14.50	161.34	
								N			incl.	53.75	56.30	2.55		30.38	348.31	
								N	573.0	FW		63.00	64.75	1.75	1.40	12.07	231.89	
18	KP03-18	10-Jun-03	10-Jun-03	270	-55	1600 N	62.20	BB	566.0	HW		36.35	47.05	10.70	8.00	28.14	373.68	
								BB										
19	KP03-19	10-Jun-03	12-Jun-03	270	-74	2275 N	215.07	C	471.0	HW		181.20	198.70	17.50	7.30	9.16	115.15	
								C										
20	KP03-20	11-Jun-03	12-Jun-03	270	-56	1600 N	99.35	BB	526.0	HW		81.50	90.50	9.00	7.00	17.35	179.87	
								BB			incl.	81.50	84.60	3.10		30.72	406.44

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 2	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
21	KP03-21	12-Jun-03	12-Jun-03	270	-53.5	2275 N	29.55	C	652.0	FW		4.90	8.35	3.45	3.00	13.89	150.28	
								C			incl.	4.90	6.35	1.45		26.16	297.56	
22	KP03-22	12-Jun-03	14-Jun-03	270	-53.5	2175 N	98.45	C	607.5	HW		61.45	65.05	3.60	2.60	10.38	303.58	
								C	601.0	HW		69.10	73.95	4.85	3.50	30.87	211.68	
								C			incl.	69.10	70.60	1.50		50.24	221.58	
								C			incl.	70.60	73.95	3.35		22.20	207.25	
23	KP03-23	13-Jun-03	15-Jun-03	270	-63.5	1600 N	189.60	BB	451.5	FW		161.00	166.20	5.20	3.20	18.88	338.79	
								BB			incl.	161.00	163.05	2.05		30.05	532.67	
24	KP03-24	13-Jun-03	15-Jun-03	270	-55	1325 N	39.80	S	622.0	HW		14.30	22.90	8.60	5.90	8.93	119.46	
								S										
25	KP03-25	13-Jun-03	18-Jun-03	270	-55	2675 N	128.00	C	496.5	HW		74.00	78.60	4.60	4.00	6.58	90.41	
								C	475.0	FW		101.50	103.00	1.50	1.40	4.26	166.34	
26	KP03-26	14-Jun-03	16-Jun-03	270	-58	2400 N	150.80	C	571.0	HW		101.70	102.70	1.00	0.70	2.86	57.34	
								C		HW								
27	KP03-27	16-Jun-03	18-Jun-03	270	-55	2700 N	104.00	C	600.5	HW		41.85	67.65	25.80	15.20	6.48	58.01	
								C			incl.	53.90	65.30	11.40		8.88	83.55	
28	KP03-28	15-Jun-03	16-Jun-03	270	-55	1500 N	99.40	BB	528.0	FW		59.65	70.35	10.70	9.00	15.96	245.79	
								BB			incl.	59.65	61.55	1.90		27.09	225.72	
29	KP03-29	16-Jun-03	17-Jun-03	270	-55	2550 N	63.09	C										
								C										
30	KP03-29A	17-Jun-03	18-Jun-03	270	-55	2675 N	144.80	C	562.0	FW		90.40	92.00	1.60		5.33	84.83	
								C				106.50	113.10	6.60	5.00	22.92	288.23	
31	KP03-30	16-Jun-03	20-Jun-03	270	-60	1400 N	198.70	BB	451.0	HW		132.70	136.70	4.00	2.40	8.05	86.30	
								BB										
32	KP03-31	18-Jun-03	22-Jun-03	270	-55	1175 N	131.30	S	485.5	HW		63.40	70.20	6.80	4.80	14.64	129.07	
								S			incl.	63.90	67.90	4.00		20.09	94.40	
33	KP03-32	18-Jun-03	20-Jun-03	270	-61	2700 N	133.20	C	562.0	HW		85.10	103.20	18.10	10.50	8.40	204.53	
								C			incl.	85.10	93.40	8.30		14.53	404.21	
								C			incl.	85.10	87.40	2.30		28.46	1127.68	
34	KP03-33	18-Jun-03	20-Jun-03	270	-64.5	2450 N	27.70	C	656.0	FW		5.40	9.30	3.90	3.10	18.05	127.37	
								C

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 3	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 4	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
46	KP03-43	27-Jun-03	1-Jul-03	270	-55	2550 N	46.30	C	632.0	HW								Hole abandonded
								C										
47	KP03-43A	2-Jul-03	6-Jul-03	270	-55	2550 N	98.50	C	606.0	FW		57.25	63.80	6.55	4.60	18.39	257.21	
								C			incl.	57.25	61.15	3.90		23.66	309.51	
								C			incl.	61.15	63.80	2.65		10.64	180.27	
48	KP03-44	27-Jun-03	1-Jul-03	270	-63	2925 N	194.16	N	524.0	HW		101.00	118.25	17.25	11.25	5.63	82.31	
								N		HW-1	incl.	103.60	104.70	1.10		15.27	416.79	
								N		HW-2	incl.	111.55	113.55	2.00		13.79	107.62	
								N	481.5	FW		156.08	158.70	2.62	1.50	12.39	316.85	
49	KP03-45	27-Jun-03	29-Jun-03	270	-55	1275 N	192.35	S	432.0	HW		139.45	141.45	2.00	1.20	12.31	78.79	
								S	429.0			143.25	145.25	2.00	1.20	10.36	50.45	
								S	422.0			151.55	153.50	1.95	1.10	4.62	30.77	
50	KP03-46	29-Jun-03	4-Jul-03	270	-55	1275 N	333.15	S	302.5	HW		296.70	303.00	6.30	4.75	8.26	115.47	
								S			incl.	296.70	298.00	1.30		18.64	109.29	
50	KP03-47	27-Jun-03	1-Jul-03	270	-60	3000 N	190.50	N	508.5	HW		110.30	127.10	16.80	10.00	43.40	330.60	
								N			incl.	115.85	118.60	2.75		95.32	658.92	
								N			incl.	120.15	127.10	6.95		55.58	405.24	
								N	481.0	FW		146.90	154.50	7.60	3.50	22.06	132.14	
								N		FW	incl.	148.44	152.25	3.81		36.14	200.84	
52	KP03-48	4-Jul-03	7-Jul-03	270	-60	3000 N	211.53	N	-									Abandoned before zone
								N										
53	KP03-48A	21-Sep-03	25-Sep-03	270	-55	3000 N	331.01	N				109.00	109.55	0.55	0.25	20.66	121.14	
								N										
								N	420.0	HW		193.00	194.80	1.80	0.90	13.95	171.42	
								N										
								N	387.0	FW		207.70	214.00	6.30	2.90	14.98	74.77	
54	KP03-49	5-Jul-03	6-Jul-03	270	-65	1750 N	123.75	BB	546.0	FW		74.10	98.60	24.50	11.50	41.68	499.18	
								BB			incl.	74.10	77.60	3.50		106.55	1854.37	
								BB			incl.	85.75	91.00	5.25		49.57	533.92

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 5	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
55	KP03-50	6-Jul-03	11-Jul-03	270	-55	2850	155.00	C	564.5	HW		75.50	77.70	2.20	1.30	15.17	293.01	
								C	557.5	HW		81.40	88.40	7.00	4.50	8.95	87.99	
								C	536.0	FW		108.50	112.20	3.70	2.40	16.77	587.35	
56	KP03-51	7-Jul-03	7-Jul-03	270	-55	3075 N	35.05	N	-									Abandoned
								N										
57	KP03-51A	7-Jul-03	9-Jul-03	270	-55	3075 N	175.87	N	466.0	HW		145.80	157.50	11.70	5.80	12.97	150.72	
								N			incl.	146.80	150.60	3.80		17.13	260.53	
								N			incl.	151.60	153.60	2.00		25.20	158.78	
58	KP03-52	7-Jul-03	8-Jul-03	270	-63.5	1750 N	79.25	BB	-									Hole abandoned before target
								BB										
59	KP03-52A	7-Aug-03	9-Aug-03	270	-63.5	1750 N	182.58	BB	476.5	FW		153.75	177.00	23.25	10.20	29.60	404.97	
								BB			incl.	153.75	154.30	0.55		5.00	13.54	
								BB			incl.	154.30	167.60	13.30		45.02	677.12	
								BB			incl.	167.60	174.20	6.60		4.77	24.60	
								BB			incl.	174.20	177.00	2.80		19.75	85.74	
60	KP03-53	9-Jul-03	9-Jul-03	270	-54	1800 N	38.10	BB	622.0	FW		16.40	21.80	5.40	3.90	21.43	204.91	
								BB			incl.	16.40	20.10	3.70		26.29	259.64	
								BB			incl.	20.10	21.80	1.70		10.86	85.82	
61	KP03-54	9-Jul-03	10-Jul-03	270	-55	1800 N	68.88	BB	599.5	FW		43.90	48.30	4.40	3.40	32.23	165.19	
								BB										
62	KP03-55	10-Jul-03	11-Jul-03	270	-55	2600 N	145.40	C	586.0	HW		79.90	80.50	0.60	0.80	12.56	328.50	
								C	568.0	FW		99.30	105.10	5.80	4.10	27.10	96.53	
								C			incl.	100.70	105.10	4.40		35.26	122.42	
63	KP03-56	10-Jul-03	11-Jul-03	270	-68.6	1800 N	93.25	BB	573.5	FW		60.35	74.00	13.65	6.80	45.18	277.86	
								BB			incl.	60.35	62.20	1.85		9.36	153.48	
								BB			incl.	62.20	69.40	7.20		78.49	479.41	
64	KP03-57	10-Jul-03	13-Jul-03	270	-55	950 N	102.50	S	490.0	FW								No significant results
								S										
65	KP03-58	11-Jul-03	13-Jul-03	270	-55	2750 N	39.40	C	641.0	HW								
								C										No significant results. Collared in front of vein.

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 6	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 7	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From (m)	To (m)	Length (m)	True Width (m)	Gold g/t	Silver g/t	
76	KP03-69	15-Jul-03	16-Jul-03	270	-55	2712.5 N	59.45	C	612.0	HW		35.65	40.60	4.95	3.60	6.70	80.62	
								C			incl.	35.65	37.80	2.15		12.49	151.56	
77	KP03-70	15-Jul-03	19-Jul-03	270	-55	3000 N	96.90	N	585.0	HW		64.50	65.20	0.70	0.60	7.66	94.06	
								N										
								N	550.0	FW		74.30	74.90	0.60	0.50	7.50	143.02	
78	KP03-71	15-Jul-03	17-Jul-03	264	-58	2000 N	150.57	BB	582.0	HW-A		84.90	87.90	3.00	2.00	13.95	182.17	
								BB										
								BB	553.0	HW		114.70	127.60	12.90	9.20	45.25	346.47	
79	KP03-72	16-Jul-03	18-Jul-03	270	-55	2712.5 N	135.33	C	561.0	HW		91.55	102.70	11.15	8.20	6.79	54.62	
								C			incl.	93.05	95.20	2.15		24.15	112.59	
80	KP03-73	17-Jul-03	17-Jul-03	270	-55	2025 N	47.55	C	640.5	HW		4.20	33.50	29.30	24.50	14.25	113.40	
								C			incl	7.60	15.30	7.70		37.57	329.59	
								C			incl	21.15	24.00	2.85		22.23	64.78	
								C			incl	26.20	28.95	2.75		11.83	86.93	
								C			incl	31.00	33.50	2.50		10.72	115.55	
81	KP03-74	17-Jul-03	18-Jul-03	270	-55	2025 N	53.64	C	651.0	HW		4.88	5.60	0.72	0.50	25.20	184.08	
								C										
								C	627.0	FW		31.90	38.00	6.10	5.00	15.87	196.19	
								C			incl.	34.00	38.00	4.00		19.60	265.17	
								C										
								C	618.0	FW		44.50	47.25	2.75	2.40	44.15	154.17	
82	KP03-75	18-Jul-03	20-Jul-03	270	-55	2712.5 N	181.97	C	526.5	HW		134.70	142.20	7.50	5.00	8.49	100.00	
								C			incl.	136.20	139.20	3.00		13.47	177.60	
								C										
								C	514.0	HW		152.20	156.00	3.80	2.60	17.42	579.38	
								C										
83	KP03-76	18-Jul-03	19-Jul-03	270	-57	2025 N	113.08	C	601.0	HW		69.15	69.45	0.30	0.25	20.94	363.58	
								C										
								C	598.0	HW		72.20	72.67	0.47	0.40	11.00	73.06	
								C										
								C	592.5	HW		78.30	80.50	2.20	2.00	13.36	93.55

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 8	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
84	KP03-77	19-Jul-03	23-Jul-03	270	-55	3000 N	114.90	N	533.0	HW		80.80	92.20	11.40	5.00	20.01	303.53	Poor core recovery in zone
								N			incl.	89.40	91.60	2.20		71.82	1075.34	
85	KP03-78	20-Jul-03	20-Jul-03	270	-58	2050 N	60.35	C	616.5	FW		47.60	49.00	1.40	1.30	10.13	176.85	
								C										
86	KP03-79	20-Jul-03	21-Jul-03	270	-55	2800 N	102.70	N	594.5	HW		46.00	56.50	10.50	7.50	6.37	143.61	
								N			incl.	54.20	56.50	2.30		20.70	485.09	
87	KP03-80	20-Jul-03	22-Jul-03	270	-55	887 N	90.00	S	505.0	HW		53.00	54.70	1.70	1.40	9.48	529.56	
								S										
								S	500.0	FW		59.60	62.80	3.20	2.50	6.13	22.04	
								S										
88	KP03-81	20-Jul-03	21-Jul-03	270	-55	2125 N	25.60	C	646.0	FW		14.50	18.50	4.00	3.00	19.84	179.79	
								C			incl.	14.50	17.50	3.00		24.59	224.55	
89	KP03-82	21-Jul-03	21-Jul-03	270	-55	2225 N	47.55	C										
								C										No significant results - collared in front of vein
90	KP03-83	21-Jul-03	22-Jul-03	270	-55	2225 N	95.40	C	619.5	HW		44.10	49.80	5.70	3.50	28.58	276.58	
								C										
91	KP03-84	21-Jul-03	22-Jul-03	270	-55	2875 N	75.30	N	610.0	HW		20.40	30.55	10.15	8.10	14.24	37.95	
								N			incl.	26.75	30.55	3.80		23.24	34.10	
								N										
								N	591.0	FW		47.25	49.60	2.35	1.60	13.23	90.66	
								N										
92	KP03-85	22-Jul-03	23-Jul-03	270	-55	2450 N	61.26	C										Hole abandoned before zone
								C										
93	KP03-85A	13-Sep-03	15-Sep-03	270	-55	2350 N	111.56	C										
								C										
94	KP03-86	23-Jul-03	23-Jul-03	270	-55	2975 N	66.14	N	600.5	HW		8.20	41.70	33.50	20.50	32.76	406.24	
								N			incl.	8.20	12.30	4.10		8.93	15.94	
								N			incl.	12.30	26.10	13.80		1.75	9.48	
								N			incl.	26.10	36.60	10.50		94.23	1204.67	
								N			incl.	36.60	39.70	3.10		0.31	3.92	
								N	585.0	FW	incl.	39.70	41.70	2.00		22.84	372.80

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 9	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
95	KP03-87	23-Jul-03	29-Jul-03	270	-55	800 N	139.70	SEXT	525.0	HW		37.10	37.40	0.30	0.20	9.08	83.20	
								SEXT										
96	KP03-88	23-Jul-03	26-Jul-03	270	-55	3100 N	65.00	N	572.0	HW		33.40	34.40	1.00	0.60	8.84	182.82	
								N										
97	KP03-89	23-Jul-03	24-Jul-03	270	-55	2600 N	62.79	C	627.0	FW		38.80	39.62	0.82	0.60	2.84	41.88	
								C										
98	KP03-90	24-Jul-03	26-Jul-03	270	-55	2975 N	124.05	N	538.0	HW		83.50	107.30	23.80	14.60	10.81	173.59	Poor core recovery in zone. Redrilled as 90A
								N			incl.	92.20	95.20	3.00		28.53	306.51	
99	KP03-90A	25-Aug-03	4-Sep-03	270	-70	2950 N	126.80	N	614.0	HW		60.90	67.00	6.10	3.64	5.60	33.64	
								N										
								N	545.0	FW		73.00	99.70	26.70	12.75	19.22	262.18	
								N			incl.	73.00	76.20	3.20	1.60	7.10	43.14	
								N			incl.	76.20	82.00	5.80	3.25	34.80	286.56	
								N			incl.	82.00	88.00	6.00	3.00	10.56	279.63	
								N			incl.	88.00	95.50	7.50	3.75	20.74	239.20	
								N			incl.	95.50	97.25	1.75	0.90	6.46	110.75	
								N			incl.	97.25	99.70	2.45	1.20	23.88	626.36	
100	KP03-91	24-Jul-03	26-Jul-03	270	-65	2500 N	215.20	C	494.5	HW		175.45	181.15	5.70	3.80	12.80	173.87	
								C			incl.	176.00	177.30	1.30		34.68	520.18	
101	KP03-92	26-Jul-03	28-Jul-03	270	-60	2600 N	230.73	C	523.0	HW		140.00	143.10	3.10	2.00	23.42	644.13	
								C										
								C	513.5	HW		151.60	152.50	0.90	0.60	6.82	52.58	
102	KP03-93	26-Jul-03	29-Jul-03	270	-65	2500 N	335.89	C	359.5	HW		309.00	313.40	4.40	3.00	5.03	93.57	
								C										
103	KP03-94	26-Jul-03	29-Jul-03	270	-55	3200 N	95.40	NEXT	542.0	HW								No significant assays. Assaying complete
								NEXT										
104	KP03-95	28-Jul-03	1-Aug-03	270	-62	2600 N	281.03	C	429.5	HW		234.85	240.75	5.90	3.60	4.45	102.63	
								C										
105	KP03-96	29-Jul-03	1-Aug-03	270	-55	700 N	95.00	SEXT										No significant assays. Assaying complete. Dyke
								SEXT

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 10	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From (m)	To (m)	Length (m)	True Width (m)	Gold g/t	Silver g/t	
106	KP03-97	29-Jul-03	2-Aug-03	270	-65	1900 N	321.56	BB	392.5	HW		281.75	293.60	11.85	7.00	8.96	96.60	
								BB										
107	KP03-98	26-Jul-03	6-Aug-03	270	-55	3200 N	59.70	NEXT										No significant results. Hole abandoned before ta
								NEXT										
108	KP03-99	1-Aug-03	4-Aug-03	270	-69	2675 N	255.12	C	428.0	HW		225.50	230.90	5.40	2.80	48.71	323.07	
								C			incl.	225.95	227.60	1.65		144.28	739.11	
109	KP03-100	2-Aug-03	5-Aug-03	270	-55	550 N	125.00	SEXT	493.5	FW-E		98.40	100.40	2.00	1.50	2.52	96.84	
								SEXT										
								SEXT	478.5	FW-W		115.80	117.25	1.45	1.00	2.14	48.25	
110	KP03-101	2-Aug-03	3-Aug-03	270	-60	1850 N	120.09	BB	589.5	HW		65.45	66.00	0.55	0.50	10.06	66.94	
								BB										
								BB	560.0	FW		99.00	101.00	2.00	1.40	19.69	51.98	
111	KP03-102	4-Aug-03	9-Aug-03	270	-65	2675 N	381.00	C	413.5	HW-E		245.85	246.85	1.00	0.60	102.94	636.00	
								C										
								C	318.0	HW		350.00	354.70	4.70	2.50	1.75	34.58	
112	KP03-103	3-Aug-03	6-Aug-03	270	-65	1800 N	254.81	BB	468.5			183.80	184.50	0.70	0.40	6.48	53.68	
								BB										
								BB	428.0	FW		228.00	229.90	1.90	1.30	4.73	16.00	
113	KP03-104	6-Aug-03	8-Aug-03	270	-55	450 N	112.00	SEXT	519.5	HW		42.90	44.50	1.60	1.00	9.13	96.78	
								SEXT			incl.	42.90	43.70	0.80		14.98	41.96	
114	KP03-105	7-Aug-03	10-Aug-03	270	-55	3200 N	109.20	NEXT										No significant results
								NEXT										
115	KP03-106	8-Aug-03	11-Aug-03	270	-55	350 N	110.00	SEXT	507.5	FW		41.90	42.20	0.30	0.20	3.16	31.90	
								SEXT										
116	KP03-107	9-Aug-03	16-Aug-03	270	-72	2675 N	460.55	C	382.5	HW-E		265.30	268.00	2.70	1.10	2.09	12.70	
								C										
								C	233.5	HW		422.40	423.00	0.60	0.40	2.34	135.28	
117	KP03-108	9-Aug-03	13-Aug-03	270	-63.5	1750 N	279.20	BB	415.5	FW		232.70	242.70	10.00	5.50	32.67	596.28	
								BB										
118	KP03-109	11-Aug-03	16-Aug-03	270	-55	3300 N	72.40	NEXT										No significant results. Hole abandoned
								NEXT

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 11	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From (m)	To (m)	Length (m)	True Width (m)	Gold g/t	Silver g/t	
119	KP03-110	11-Aug-03	14-Aug-03	270	-55	250 N	110.00	SEXT										No significant results
								SEXT										
120	KP03-111	13-Aug-03	15-Aug-03	270	-66	1800 N	166.42	BB	519.0	FW		116.00	133.90	17.90	10.40	37.41	371.61	
								BB			incl.	116.00	118.40	2.40		19.05	236.57	
								BB			incl.	118.40	119.80	1.40		60.04	183.97	
								BB			incl.	119.80	125.20	5.40		26.67	321.36	
								BB			incl.	125.20	126.50	1.30		3.17	64.59	
								BB			incl.	126.50	133.90	7.40		52.93	541.51	
121	KP03-112	14-Aug-03	16-Aug-03	270	-55	50 N	101.20	SEXT										No significant results
								SEXT										
122	KP03-113	15-Aug-03	16-Aug-03	270	-53.5	1650 N	76.50	BB	567.0	HW		42.50	52.30	9.80	6.20	77.05	949.87	
								BB			incl.	42.50	44.40	1.90		25.37	431.12	
								BB			incl.	44.40	46.20	1.80		291.53	3444.69	
								BB			incl.	46.20	49.30	3.10		49.24	655.94	
								BB			incl.	49.30	52.30	3.00		9.84	85.26	
123	KP03-114	16-Aug-03	24-Aug-03	270	-65	2800 N	241.10	C										Hole abamdoned at zone
								C										
124	KP03-115	18-Aug-03	23-Aug-03	270	-55	3050 N	60.90	N	581.0	HW		29.50	35.20	5.70	3.00	20.78	878.35	
								N			incl.	29.50	31.50	2.00		16.27	550.69	
								N			incl.	31.50	32.50	1.00		51.60	1329.98	
								N			incl.	32.50	35.20	2.70		12.72	953.78	
125	KP03-116	17-Aug-03	19-Aug-03	270	-70.5	1650 N	160.32	BB	475.5	FW		133.55	143.37	9.82	4.00	37.17	511.40	
								BB			incl.	133.55	134.55	1.00		14.16	71.86	
								BB			incl.	134.55	138.07	3.52		72.98	1011.64	
								BB			incl.	138.07	141.43	3.36		24.20	337.58	
								BB			incl.	141.43	143.37	1.94		6.55	131.36	
126	KP03-117	17-Aug-03	23-Aug-03	270	-55	450 N	150.00	SEXT	460.0	HW		113.20	113.80	0.60	0.40	6.94	31.84	
								SEXT										
127	KP03-118	23-Aug-03	29-Aug-03	270	-58	1650 N	260.91	BB	414.0	FW		228.00	231.50	3.50	2.75	10.11	134.45	
								BB

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 12	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 13	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
137	KP03-128	4-Sep-03	9-Sep-03	270	-55	3200 N	256.64	N	426.0	HW		175.30	207.65	32.35	18.25	12.33	101.83	
								N			incl.	175.30	182.75	7.45	4.50	23.92	229.63	
								N			incl.	182.75	185.50	2.75	1.65	4.52	59.69	
								N			incl.	185.50	188.25	2.75	1.75	33.31	232.25	
								N			incl.	188.25	194.25	6.00	3.60	1.68	4.56	
								N			incl.	194.25	200.30	6.05	3.65	10.64	81.91	
								N			incl.	200.30	207.65	7.35	4.40	5.73	36.07	
138	KP03-129	6-Sep-03	8-Sep-03	270	-55	2175 N	212.75	C	528.0	HW-A		135.95	136.80	0.85		3.00	13.08	
								C										
								C	510.0	HW		145.50	147.20	1.70		1.78	8.62	
139	KP03-130	8-Sep-03	15-Sep-03	270	-55	1250 N	112.50	S	495.0	HW		62.20	67.50	5.30	3.34	27.88	306.60	
								S			incl.	62.20	64.20	2.00		43.97	376.71	
								S			incl.	64.20	67.50	3.30		18.14	264.10	
140	KP03-131	8-Sep-03	13-Sep-03	270	-55	2175 N	300.23	C	420.0	HW		259.00	270.45	11.45	7.75	10.03	226.38	
								C			incl.	259.00	263.75	4.75		14.26	306.39	
								C			incl.	263.75	266.30	2.55		0.74	15.13	
								C	406.0	FW	incl.	266.30	270.45	4.15		10.91	264.62	
141	KP03-132	9-Sep-03	17-Sep-03	270	-55	900 N	199.50	S										
								S										
142	KP03-133	10-Sep-03	14-Sep-03	270	-55	3100 N	343.20	N	430.0	HW		184.00	189.00	5.00	3.50	8.01	110.76	
								N										
								N				238.80	240.30	1.50	1.10	6.01	44.28	
								N										
								N	325.0	FW		293.35	305.30	11.95	4.25	70.54	709.15	
								N			incl.	293.35	296.85	3.50	1.20	16.28	145.26	
								N			incl.	296.85	305.30	8.45	3.00	93.01	942.71	
143	KP03-134	14-Sep-03	20-Sep-03	270	-55	3425 N	348.40	NEXT	265.0	HW		330.75	334.35	3.60	2.77	20.47	55.37	
								NEXT										
144	KP03-135	15-Sep-03	16-Sep-03	270	-55	1700 N	44.50	BB	598.0	FW		20.13	28.86	8.73	7.25	72.26	861.20	
								BB

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 14	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 15	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

Hole	Date		Az	Dip	Section	Total Depth	Area: Big Bend (BB), Central (C), Northern (N), N Extension (NEXT), South (S), South (SEXT)	Approx Long Section Intersection Elevation (m)	Zone		Core Length Data				Assay Data		Comment
		started	finished									From	To	Length	True Width	Gold	Silver	
												(m)	(m)	(m)	(m)	g/t	g/t	
152	KP03-143	23-Sep-03	28-Sep-03	270	-65	1800 N	281.94	BB	448.0	HW		205.00	212.60	7.60	4.25	20.68	420.94	
								BB			incl.	205.00	206.90	1.90		4.97	61.39	
								BB			incl.	206.90	212.60	5.70		25.91	540.78	
								BB										
								BB	437.0	HW		216.10	225.70	9.60	6.00	35.36	865.51	
								BB										
								BB	408.0	FW		249.40	257.60	8.20	6.25	9.30	111.14	
								BB			incl.	249.40	251.80	2.40		13.89	190.00	
								BB			incl.	251.80	255.50	3.70		6.30	83.35	
								BB			incl.	255.50	257.60	2.10		9.31	69.99	
								BB										
								BB	399.0	FW		261.10	263.40	2.30	1.50	21.00	27.34	
								BB			incl.	261.10	262.70	1.60		6.29	15.04	
								BB			incl.	262.70	263.40	0.70		54.62	55.44	
153	KP03-144	25-Sep-03	1-Oct-03	270	-64	3300 N	340.46	NEXT	350.0	HW		293.80	294.90	1.10	0.60	16.25	117.79	
								NEXT	295.0	FW		302.80	314.65	11.85	6.10	11.83	109.42	Poor core recovery in zone
154	KP03-145	26-Sep-03	29-Sep-03	270	-55	612.5 N	79.00	SEXT	540.0	HW		38.35	39.50	1.15	0.70	103.71	1011.60	
								SEXT	525.0	FW		53.40	56.40	3.00	2.13	34.00	229.37	
155	KP03-146	30-Sep-03	11-Oct-03	270	-55	1145 N	90.00	S				19.40	20.70	1.30	1.00	3.03	26.64	
								S										
								S	522.0	HW		23.50	26.75	3.25	2.30	55.49	117.58	
156	KP03-147	30-Sep-03	2-Oct-03	270	-55	1875 N	101.80	BB	600.0	HW		57.00	58.60	1.60	1.00	33.44	228.67	
								BB										
								BB		FW		92.00	95.85	3.85	2.50	4.19	34.35	
								BB			incl.	92.00	93.20	1.20	0.90	5.77	80.05	
157	KP03-148	30-Sep-03	9-Oct-03	270	-55	275 N	85.80	S	520.0	FW		16.40	16.65	0.25	0.20	64.00	115.54	
								S										
158	KP03-149	1-Oct-03	2-Oct-03	270	-65	3100 N	3.05	N										Abandoned. Frozen water pipeline
								N

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 16	Complied by HFM 11/28/2003

BCSC Technical Report -Appendix 1
Kupol Project Summary of 2003 Drill Results

* Results tabulated represent
assay results from the Kupol laboratory only.	Page 17	Complied by HFM 11/28/2003

Bema Gold Corporation 43-101 Technical Report Kupol Project

APPENDIX 2:

KUPOL PROJECT

2003 DRILL HOLE COLLAR CO-ORDINATES

KUPOL PROJECT	Appendix 2
2003 DRILL HOLE COLLAR CO-ORDINATES

HOLE-ID	LENGTH	LOCATIONX	LOCATIONY	LOCATIONZ	DRILLCO	AZIMUTH	DIP
KP03-001	34.97	29436362.75	7411835.17	645.3	Boart-Longyear	270	-55
KP03-002	37.82	29436355.18	7412597.91	654.35	Boart-Longyear	270	-55
KP03-003	178.61	29436488.7	7411889.66	648.87	Boart-Longyear	270	-53
KP03-004	184.82	29436480.33	7411989.33	655.21	Boart-Longyear	270	-59
KP03-005	285.3	29436488.36	7411889.66	648.87	Boart-Longyear	270	-67
KP03-006	273.2	29436550.65	7411989.99	652.37	Boart-Longyear	270	-55
KP03-007	72.54	29436353.44	7411684.55	611.28	Boart-Longyear	270	-52.5
KP03-008	370.3	29436551.26	7411989.99	652.37	Boart-Longyear	270	-69
KP03-009	132.6	29436406.18	7411683.03	609.2	Boart-Longyear	270	-55
KP03-010	50.8	29436252.47	7411269.88	559.04	Anyusk	270	-55
KP03-011	196.9	29436405.6	7411683.03	609.2	Boart-Longyear	270	-70
KP03-012	49	29436314.32	7412921.18	631.78	Anyusk	270	-60
KP03-013	67	29436202.34	7411304.1	574.01	Anyusk	270	-58
KP03-014	160.65	29436479.09	7412278.54	653.11	Boart-Longyear	270	-55
KP03-015	62.4	29436366.43	7411745.14	623.03	Boart-Longyear	270	-55
KP03-016	102.8	29436279.18	7411393.06	570.51	Boart-Longyear	270	-55
KP03-017	80.9	29436345.37	7412920.71	626.06	Boart-Longyear	270	-55
KP03-018	62.18	29436337.2	7411606.68	599.9	Boart-Longyear	270	-55
KP03-019	215.07	29436479.09	7412278.54	652.81	Boart-Longyear	270	-74
KP03-020	99.36	29436372.26	7411607.11	597.07	Boart-Longyear	270	-56
KP03-021	29.57	29436387.08	7412272.24	657.17	Boart-Longyear	270	-53.5
KP03-022	98.45	29436424.59	7412178.98	659.2	Boart-Longyear	270	-55
KP03-023	189.6	29436413.2	7411607.37	597.07	Boart-Longyear	270	-63.5
KP03-024	39.8	29436343.6	7412825.34	637.28	Anyusk	270	-55
KP03-025	128	29436283.84	7411327.12	560.11	Anyusk	270	-55
KP03-026	150.8	29436481.38	7412386.11	651.34	Boart-Longyear	270	-53
KP03-027	104	29436393.19	7412680.5	645.76	Anyusk	270	-55
KP03-028	99.36	29436335.96	7411501.68	581.44	Boart-Longyear	270	-55
KP03-029	63.09	29436436.72	7412550.38	655.88	Boart-Longyear	270	-55
KP03-029A	144.78	29436435.78	7412550.73	655.86	Boart-Longyear	270	-55
KP03-030	198.73	29436332.81	7411393.8	566	Boart-Longyear	270	-60
KP03-031	131.3	29436242.85	7411176.13	539.98	Anyusk	270	-55
KP03-032	133.2	29436412.52	7412681.27	643.78	Anyusk	270	-61
KP03-033	27.7	29436361.25	7412449.44	661.62	Anyusk	270	-55
KP03-034	351.13	29436482.35	7411679.47	613.95	Boart-Longyear	270	-64.5
KP03-035	75.85	29436411.66	7412449.97	658.78	Anyusk	270	-55
KP03-036	163.68	29436400.18	7412837.76	629.58	Boart-Longyear	270	-55
KP03-037	68.8	29436156.79	7411212.79	551.62	Anyusk	270	-55
KP03-038	251.16	29436445.6	7412924.12	618.53	Boart-Longyear	270	-60
KP03-039	8.2	29436401.47	7412384.81	656.83	Anyusk	270	-55
KP03-039A	65.1	29436410.8	7412384.28	657.17	Anyusk	270	-55
KP03-040	80.4	29436123.48	7411055.54	539.76	Anyusk	270	-55
KP03-041	161.54	29436391.87	7411501.95	578.92	Boart-Longyear	270	-60
KP03-042	50.5	29436168.89	7411056.7	539.81	Anyusk	270	-55
KP03-042A	154	29436169.13	7411066.45	537.55	Anyusk	270	-55
KP03-043	46.3	29436390.79	7412549.95	656.97	Anyusk	270	-55
KP03-043A	98.5	29436397	7412550.91	656.27	Anyusk	270	-55
KP03-044	194.16	29436380.48	7412923.03	620.99	Boart-Longyear	270	-63
KP03-045	192.33	29436324.4	7411267.83	549.99	Boart-Longyear	270	-55
KP03-046	333.15	29436405.67	7411267.34	544.59	Boart-Longyear	270	-55
KP03-047	190.5	29436418.15	7413003.13	610.62	Boart-Longyear	270	-60
KP03-048	211.53	29436498.53	7413001.38	609.66	Boart-Longyear	270	-60
KP03-048A	331.01	29436447.1	7413000.4	609.65	Boart-Longyear	270	-65
KP03-049	123.75	29436394.42	7411756.38	624.22	Boart-Longyear	270	-65
KP03-050	155	29436385.1	7412856.77	628.26	Boart-Longyear	270	-55
KP03-051	35.05	29436451.35	7413094.18	598.33	Boart-Longyear	270	-60
KP03-051A	175.87	29436455.11	7413100.1	598.33	Boart-Longyear	270	-60
KP03-052	79.49	29436430.11	7411749.07	623.96	Boart-Longyear	270	-63.5
KP03-052A	182.58	29436431.44	7411743.66	624.42	Boart-Longyear	270	-63.5
KP03-053	38.1	29436365.61	7411800.26	637.65	Boart-Longyear	270	-55

BCSC Technical Report - Kupol Project	1

KUPOL PROJECT	Appendix 2
2003 DRILL HOLE COLLAR CO-ORDINATES

HOLE-ID	LENGTH	LOCATIONX	LOCATIONY	LOCATIONZ	DRILLCO	AZIMUTH	DIP
KP03-054	68.88	29436386.24	7411798.41	636.51	Boart-Longyear	270	-54
KP03-055	145.39	29436420.8	7412598.36	651.47	Boart-Longyear	270	-55
KP03-056	93.27	29436386.24	7411798.41	636.51	Boart-Longyear	270	-70
KP03-057	102.5	29436099.75	7410957.44	548.1	Anyusk	270	-55
KP03-058	39.4	29436340.07	7412749.14	646.03	Anyusk	270	-55
KP03-059	59.74	29436384.69	7411855.55	645.01	Boart-Longyear	270	-55
KP03-060	134.22	29436424.26	7412500.02	658.08	Boart-Longyear	270	-55
KP03-061	71.93	29436398.7	7411903.8	649.41	Boart-Longyear	270	-55
KP03-062	71.93	29436420.8	7411950.13	655.35	Boart-Longyear	270	-55
KP03-063	178.2	29436226.09	7411056.32	533.28	Anyusk	270	-55
KP03-064	114.91	29436398.2	7412745.3	639.94	Boart-Longyear	270	-55
KP03-065	57.6	29436359	7412748.43	644.31	Anyusk	270	-55
KP03-066	129.54	29436420.8	7411950.13	655.45	Boart-Longyear	270	-70
KP03-067	81.38	29436374.85	7412604.31	653.59	Boart-Longyear	270	-55
KP03-068	45.72	29436388.76	7411986.5	655.6	Boart-Longyear	270	-55
KP03-069	59.45	29436377.74	7412712.13	643.14	Boart-Longyear	270	-55
KP03-070	96.9	29436383.55	7413004.06	612.05	Anyusk	270	-55
KP03-071	150.57	29436453.51	7411995.12	655.85	Boart-Longyear	264	-58
KP03-072	135.33	29436423.21	7412709.63	640.54	Boart-Longyear	270	-55
KP03-073	47.55	29436372.3	7412023.32	656.16	Boart-Longyear	270	-55
KP03-074	53.64	29436387.03	7412024.18	655.9	Boart-Longyear	270	-55
KP03-075	181.97	29436459.05	7412712.07	638.86	Boart-Longyear	270	-55
KP03-076	113.08	29436423.52	7412020.29	658.93	Boart-Longyear	270	-57
KP03-077	114.9	29436404.49	7413049.62	605.94	Anyusk	270	-55
KP03-078	60.35	29436386.71	7412048.67	657.94	Boart-Longyear	270	-58
KP03-079	102.72	29436375.35	7412802.44	636.44	Boart-Longyear	270	-55
KP03-080	90	29436060.59	7410892.61	552.14	Anyusk	270	-55
KP03-081	25.6	29436373.33	7412125.75	657.41	Boart-Longyear	270	-55
KP03-082	47.55	29436373.13	7412223.83	656.33	Boart-Longyear	270	-55
KP03-083	95.4	29436413.89	7412224.16	657.79	Boart-Longyear	270	-55
KP03-084	75.3	29436351.95	7412874.53	630.38	Boart-Longyear	270	-54.3
KP03-085	61.26	29436430.04	7412345.91	655.65	Boart-Longyear	270	-55
KP03-085A	111.56	29436429.75	7412345.46	655.3	Boart-Longyear	270	-55
KP03-086	66.14	29436323.77	7412951.21	621.07	Boart-Longyear	270	-55
KP03-087	139.7	29436061.71	7410805.7	555.94	Anyusk	270	-55
KP03-088	65	29436395.25	7413102.94	600.08	Anyusk	270	-55
KP03-089	62.79	29436388.01	7412500.34	659.25	Boart-Longyear	270	-55
KP03-090	124.05	29436367.26	7412951.29	615.57	Boart-Longyear	270	-55
KP03-090A	126.8	29436342.2	7412950.27	620.73	Boart-Longyear	270	-70
KP03-091	215.2	29436491.76	7412499.36	656.33	Boart-Longyear	270	-65
KP03-092	230.73	29436458.14	7412598.8	647.33	Boart-Longyear	270	-67
KP03-093	335.89	29436583.98	7412497.96	643.25	Boart-Longyear	270	-65
KP03-094	95.4	29436422.9	7413199.25	584.48	Anyusk	270	-55
KP03-095	281.03	29436512.76	7412598.26	642.31	Boart-Longyear	270	-62
KP03-096	95	29436045.36	7410705.73	564.9	Anyusk	270	-55
KP03-097	321.56	29436557.65	7411906.43	652.46	Boart-Longyear	270	-65
KP03-098	59.7	29436447.06	7413199.21	582.77	Anyusk	270	-55
KP03-099	255.12	29436467.1	7412637.13	642.93	Anyusk	270	-69
KP03-100	125	29436019.98	7410557.41	576.86	Anyusk	270	-55
KP03-101	120.09	29436422.89	7411857.62	646.72	Boart-Longyear	270	-60
KP03-102	381	29436538.06	7412681.15	636.3	Boart-Longyear	270	-65
KP03-103	254.81	29436476.18	7411800.53	635.33	Boart-Longyear	270	-65
KP03-104	112	29435987.33	7410467.49	555.67	Anyusk	270	-55
KP03-105	109.2	29436389.77	7413199.66	588.07	Anyusk	270	-55
KP03-106	110	29436012.19	7410357.58	542.15	Anyusk	270	-55
KP03-107	460.55	29436538.06	7412681.15	636.3	Boart-Longyear	270	-72
KP03-108	279.2	29436469.94	7411742.66	628.09	Boart-Longyear	270	-63.5
KP03-109	72.4	29436430.67	7413296.99	571.69	Anyusk	270	-55
KP03-110	110	29436038.51	7410251.18	533.58	Anyusk	270	-55
KP03-111	166.42	29436425.31	7411801.8	632.7	Boart-Longyear	270	-66

BCSC Technical Report - Kupol Project	2

KUPOL PROJECT	Appendix 2
2003 DRILL HOLE COLLAR CO-ORDINATES

HOLE-ID	LENGTH	LOCATIONX	LOCATIONY	LOCATIONZ	DRILLCO	AZIMUTH	DIP
KP03-112	101.2	29436051.01	7410049.63	519.9	Anyusk	270	-55
KP03-113	76.5	29436360.89	7411651.66	604.8	Boart-Longyear	270	-53.5
KP03-114	241.1	29436474.81	7412801.15	628.81	Boart-Longyear	270	-65
KP03-115	60.9	29436379.18	7413050.57	607.58	Anyusk	270	-55
KP03-116	160.32	29436385.21	7411651.52	605.16	Boart-Longyear	270	-71
KP03-117	150	29436049.57	7410450.75	553.12	Anyusk	270	-55
KP03-118	260.91	29436468.85	7411648.84	611.63	Boart-Longyear	270	-58
KP03-119	103	29436380.83	7413427.86	559.25	Anyusk	90	-55
KP03-120	220.2	29436079.64	7410550.02	560.7	Anyusk	270	-55
KP03-121	80.47	29436338.24	7411561.96	588.79	Boart-Longyear	252	-47
KP03-122	85.8	29436387.86	7412650.07	648.28	Anyusk	270	-55
KP03-123	129.24	29436366.26	7411557.04	588.05	Boart-Longyear	270	-62
KP03-124	84.12	29436293.34	7411452.53	577.47	Boart-Longyear	270	-55
KP03-125	165.4	29436120.46	7410841.01	553.06	Anyusk	277	-55
KP03-126	55	29436390.38	7412450.46	659.19	Anyusk	270	-55
KP03-127	125.58	29436322.92	7411452.06	575.16	Boart-Longyear	270	-55
KP03-128	256.64	29436495.98	7413199.55	583.38	Anyusk	270	-55
KP03-129	212.75	29436491.45	7412177.19	654.2	Boart-Longyear	270	-55
KP03-130	112.5	29436289.11	7411250.72	552.11	Anyusk	270	-55
KP03-131	300.23	29436539.14	7412176.55	650.51	Boart-Longyear	270	-65
KP03-132	199.5	29436155.53	7410898.39	544.07	Anyusk	270	-55
KP03-133	343.2	29436490.93	7413099.04	599.87	Boart-Longyear	270	-67
KP03-134	348.4	29436540.76	7413422.85	556.28	Boart-Longyear	270	-60
KP03-135	44.5	29436359.52	7411703.17	613.57	Boart-Longyear	270	-43
KP03-136	50.6	29436362.19	7411723.38	618.26	Boart-Longyear	270	-53.5
KP03-137	102.8	29436210.85	7411249.82	566.65	Anyusk	270	-55
KP03-138	59.75	29436374.12	7411771.85	629.59	Boart-Longyear	270	-53.5
KP03-139	150.6	29435909.11	7410595.51	557.95	Anyusk	270	-45
KP03-140	203	29436293.35	7412099.15	661.81	Boart-Longyear	270	-55
KP03-141	85.34	29436414.97	7411901.87	649.2	Boart-Longyear	270	-55
KP03-142	77.4	29436246.61	7411213.21	548.6	Anyusk	270	-55
KP03-143	281.94	29436486.52	7411797.61	637.25	Boart-Longyear	270	-65
KP03-144	340.46	29436523.49	7413296.47	570.55	Boart-Longyear	270	-65
KP03-145	79	29436013.27	7410612.51	572.5	Anyusk	270	-55
KP03-146	90	29436168.2	7411142.7	544.08	Anyusk	269.34	-55
KP03-147	101.8	29436425.61	7411874.84	647.97	Boart-Longyear	270	-55
KP03-148	85.8	29435978.92	7410278.29	532.58	Anyusk	90	-55
KP03-149	3.05	29436590	7413100	601.2	Boart-Longyear	270	-55
KP03-150	78.03	29436395.9	7411824.34	639.96	Boart-Longyear	270	-54
KP03-151	120.7	29436417.39	7411800.33	635.41	Boart-Longyear	270	-60.5
KP03-152	45.3	29435826.05	7412376.8	701.88	Anyusk	271.99	-55
KP03-153	123	29436203.86	7411110.52	538.06	Anyusk	309	-55
KP03-154	142.3	29435553.62	7412382.64	704.11	Anyusk	272.12	-55
KP03-155	114.8	29436189.5	7411098.89	539.78	Anyusk	271.3	-55
KP03-156	75	29437063.1	7412303	608.37	Anyusk	302.2	-55
KP03-157	68	29435800.9	7412378.79	701.99	Anyusk	272.59	-55

BCSC Technical Report - Kupol Project	3

Bema Gold Corporation 43-101 Technical Report Kupol Project

APPENDIX 3:

KUPOL PROJECT

2003 TRENCH SURVEY CO-ORDINATES

KUPOL PROJECT	Appendix 3
TRENCH SURVEY CO-ORDINATES

TRENCH NUMBER	POINTID	LOCATIONX	LOCATIONY	LOCATIONZ
K-24 EXT	start 0	29436059.85	7410071.37	521.25
K-24 EXT	1	29436064.44	7410073.32	521.49
K-24 EXT	2	29436069.04	7410075.27	521.73
K-24 EXT	3	29436073.63	7410077.22	521.97
K-24 EXT	4	29436078.22	7410079.17	522.21
K-24 EXT	5	29436082.81	7410081.12	522.45
K-24 EXT	6	29436087.4	7410083.07	522.69
K-24 EXT	7	29436091.99	7410085.02	522.93
K-24 EXT	8	29436096.58	7410086.99	523.17
K-24 EXT	9	29436101.17	7410088.94	523.41
K-24 EXT	10	29436105.76	7410090.89	523.65
K-24 EXT	11	29436110.35	7410092.84	523.89
K-24 EXT	12	29436114.94	7410094.79	524.13
K-24 EXT	13	29436119.74	7410096.74	524.37
K-24 EXT	14	29436124.12	7410098.69	524.61
K-24 EXT	15	29436128.71	7410100.64	524.85
K-24 EXT	16	29436133.3	7410102.59	525.09
K-24 EXT	17	29436137.89	7410104.54	525.33
K-24 EXT	18	29436142.48	7410106.49	525.57
K-24 EXT	19	29436147.07	7410108.44	525.81
K-24 EXT	end	29436149	7410109.22	525.89
K-42	start 0	29436290.02	7411569.2	602.36
K-42	1	29436294.94	7411567.47	599.93
K-42	2	29436299.86	7411565.74	597.5
K-42	3	29436304.78	7411564.01	595.07
K-42	4	29436309.68	7411562.28	592.64
K-42	5	29436314.47	7411560.65	591.47
K-42	6	29436319.09	7411559.02	590.3
K-42	7	29436323.71	7411557.39	589.13
K-42	end	29436443.81	7411515.07	581.56
K-43	start 0	29436072.29	7411155.95	553.03
K-43	1	29436076.85	7411153.9	552.11
K-43	2	29436081.41	7411151.85	551.18
K-43	3	29436085.97	7411149.8	550.26
K-43	4	29436090.53	7411147.75	549.33
K-43	5	29436095.09	7411145.7	548.41
K-43	6	29436099.65	7411143.65	547.49
K-43	7	29436104.21	7411141.6	546.56
K-43	8	29436108.77	7411139.55	545.64
K-43	9	29436113.33	7411137.5	544.71
K-43	10	29436117.89	7411135.45	543.79
K-43	11	29436122.45	7411133.4	542.86
K-43	12	29436127.01	7411131.35	541.94
K-43	13	29436131.57	7411129.3	541.02
K-43	14	29436136.13	7411127.25	540.09

BCSC Technical Report - Kupol Project	1

KUPOL PROJECT	Appendix 3
TRENCH SURVEY CO-ORDINATES

TRENCH NUMBER	POINTID	LOCATIONX	LOCATIONY	LOCATIONZ
K-43	15	29436140.69	7411125.2	539.17
K-43	16	29436145.25	7411123.15	538.24
K-43	end	29436197.32	7411099.66	537.32
K-44	start 0	29436013.88	7411037.38	562.87
K-44	1	29436018.38	7411035.23	562.24
K-44	2	29436022.88	7411033.08	561.61
K-44	3	29436027.38	7411030.93	560.98
K-44	4	29436031.88	7411028.78	560.35
K-44	5	29436036.38	7411026.63	559.72
K-44	6	29436040.88	7411024.48	559.09
K-44	7	29436045.38	7411022.33	558.46
K-44	8	29436049.88	7411020.18	557.83
K-44	9	29436054.38	7411018.03	557.2
K-44	10	29436058.88	7411015.88	556.57
K-44	11	29436063.38	7411013.73	555.94
K-44	12	29436067.88	7411011.58	555.31
K-44	13	29436072.38	7411009.43	554.68
K-44	14	29436076.88	7411007.28	554.05
K-44	15	29436081.38	7411005.13	553.42
K-44	16	29436085.88	7411002.98	552.79
K-44	17	29436090.38	7411000.83	552.16
K-44	18	29436094.88	7410998.68	551.53
K-44	19	29436099.38	7410996.53	550.9
K-44	20	29436103.88	7410994.38	550.27
K-44	21	29436108.38	7410992.23	549.64
K-44	22	29436112.88	7410990.08	549.01
K-44	23	29436117.38	7410987.93	548.38
K-44	24	29436121.88	7410985.78	547.75
K-44	25	29436126.38	7410983.63	547.12
K-44	turn	29436184.78	7410955.55	538.79
K-44	end	29436277.12	7410998.79	527.86
K-47	2	29435851.71	7410628.09	548.51
K-47	3	29435856.7	7410628.02	549.54
K-47	4	29435861.69	7410627.94	550.56
K-47	5	29435866.68	7410627.87	551.59
K-47	6	29435871.67	7410627.79	552.61
K-47	7	29435876.66	7410627.72	553.64
K-47	8	29435881.65	7410627.64	554.66
K-47	9	29435886.64	7410627.57	555.69
K-47	10	29435891.63	7410627.49	556.71
K-47	11	29435896.62	7410627.42	557.74
K-47	12	29435901.61	7410627.34	558.76
K-47	13	29435906.6	7410627.27	559.79
K-47	14	29435911.59	7410627.19	560.81
K-47	15	29435916.58	7410627.12	561.84

BCSC Technical Report - Kupol Project	2

KUPOL PROJECT	Appendix 3
TRENCH SURVEY CO-ORDINATES

TRENCH NUMBER	POINTID	LOCATIONX	LOCATIONY	LOCATIONZ
K-47	16	29435921.57	7410627.04	562.86
K-47	17	29435926.56	7410626.97	563.89
K-47	18	29435931.55	7410626.89	564.91
K-47	19	29435936.54	7410626.82	565.94
K-47	20	29435941.53	7410626.74	566.96
K-47	21	29435946.52	7410626.67	567.99
K-47	22	29435951.51	7410626.59	569.01
K-47	23	29435956.5	7410626.52	570.04
K-47	24	29435961.53	7410626.46	571.06
K-47	25	29435966.5	7410625.95	570.95
K-47	26	29435971.47	7410625.44	570.84
K-47	27	29435976.44	7410624.93	570.73
K-47	28	29435981.41	7410624.42	570.62
K-47	29	29435986.38	7410623.91	570.51
K-47	30	29435991.35	7410623.4	570.4
K-47	31	29435996.32	7410622.89	570.29
K-47	32	29436001.29	7410622.38	570.18
K-47	33	29436006.26	7410621.87	570.07
K-47	34	29436011.23	7410621.36	569.96
K-47	35	29436016.2	7410620.85	569.85
K-47	36	29436021.17	7410620.34	569.74
K-47	37	29436026.14	7410619.83	569.63
K-47	38	29436031.11	7410619.32	569.52
K-47	39	29436036.08	7410618.81	569.41
K-47	40	29436041.05	7410618.3	569.3
K-47	41	29436046.02	7410617.79	569.19
K-47	42	29436050.99	7410617.28	569.08
K-47	43	29436055.96	7410616.77	568.97
K-47	44	29436061	7410616.18	568.83
K-47	45	29436065.71	7410615.01	567.61
K-47	46	29436070.42	7410613.84	566.39
K-47	47	29436075.13	7410612.67	565.17
K-47	48	29436079.84	7410611.5	563.95
K-47	49	29436084.55	7410610.33	562.73
K-47	50	29436089.26	7410609.16	561.51
K-47	51	29436093.97	7410607.99	560.29
K-47	52	29436098.68	7410606.82	559.07
K-47	53	29436103.39	7410605.65	559.03
K-47	54	29436108.1	7410604.48	558.99
K-47	55	29436112.81	7410603.31	558.95
K-47	56	29436117.52	7410602.14	558.91
K-47	57	29436122.23	7410600.97	558.87
K-47	58	29436126.94	7410599.8	558.83
K-47	59	29436131.65	7410598.63	558.79
K-47	60	29436136.36	7410597.46	558.75

BCSC Technical Report - Kupol Project	3

KUPOL PROJECT	Appendix 3
TRENCH SURVEY CO-ORDINATES

TRENCH NUMBER	POINTID	LOCATIONX	LOCATIONY	LOCATIONZ
K-47	61	29436141.07	7410596.29	558.71
K-47	62	29436145.78	7410595.12	558.67
K-47	63	29436150.49	7410593.95	558.63
K-47	64	29436155.2	7410592.78	558.59
K-47	65	29436159.91	7410591.61	558.55
K-47	66	29436164.62	7410590.44	558.51
K-47	67	29436169.33	7410589.27	558.47
K-47	68	29436174.04	7410588.1	558.43
K-47	69	29436178.75	7410586.93	558.39
K-47	end 70	29436183.46	7410585.68	558.35
K-47	start 0	29435841.73	7410628.24	546.46
K-47	1	29435846.72	7410628.17	547.49
K-48	start 0	29435943.71	7410260.22	530.59
K-48	1	29435948.77	7410260.96	529.8
K-48	2	29435953.83	7410261.7	529.7
K-48	3	29435958.89	7410262.44	529.8
K-48	4	29435963.95	7410263.18	530.07
K-48	5	29435969.01	7410263.92	530.34
K-48	6	29435974.07	7410264.66	530.61
K-48	7	29435979.13	7410265.4	530.88
K-48	8	29435984.19	7410266.14	531.15
K-48	9	29435989.25	7410266.88	531.42
K-48	10	29435994.31	7410267.62	531.69
K-48	11	29435999.37	7410268.36	531.96
K-48	12	29436004.43	7410269.1	532.23
K-48	13	29436009.49	7410269.84	532.5
K-48	14	29436014.55	7410270.58	532.77
K-48	15	29436019.61	7410271.32	533.04
K-48	16	29436024.67	7410272.06	533.31
K-48	17	29436029.73	7410272.8	533.58
K-48	18	29436034.79	7410273.54	533.85
K-48	19	29436039.85	7410274.28	534.12
K-48	20	29436044.91	7410275.02	534.39
K-48	21	29436049.97	7410275.76	534.66
K-48	22	29436055.03	7410276.5	534.55
K-48	23	29436060.09	7410277.24	536.4
K-48	end	29436070.2	7410278.7	536.56

BCSC Technical Report - Kupol Project	4

Bema Gold Corporation 43-101 Technical Report Kupol Project

APPENDIX 4:

A REVIEW OF QUALITY CONTROL, RESULTS
AND PROCEDURES
KUPOL PROJECT
RUSSIA, JULY 2003

SMEE AND ASSOCIATES CONSULTING

A Review of Quality Control
Results and Procedures
Kupol Gold Project
Chukotski Oblast
Russia, July, 2003

Prepared for:

Bema Gold Corporation
Suite 3100 595 Burrard St.
PO Box 49143, 3 Bentall Center
Vancouver, B.C.
V6C 1E1

Prepared by:

Smee and Associates Consulting Ltd.
July, 2003

Quality Control Results Kupol Project July 2003

1. Introduction

Bema Gold Corporation, through its Russian subsidiary Omsukchansk Mining and Geological Company (OMGC), is earning an interest in the Kupol gold project in Chukotski Oblast, northeastern Russia. Kupol is located about 1000 km north of Magadan Russia. Drilling has been ongoing since June, 2003 when this author last visited the project, and is projected to complete about 26,000 m before the end of drilling season. The quality control program designed and initiated at the start of the drilling for the field sampling and the on-site laboratory (Smee, June 2003) has produced enough data to examine and interpret as part of the NI 43-101 compliance effort.

The remote location of the Kupol exploration site, the difficulty in organizing logistics and a restriction by the Russian government on the exportation of geological samples necessitated the purchase of an on-site preparation and assay laboratory. The laboratory is staffed by workers and assayers provided by a Russian company and is managed by an assayer from the United States.

The objectives of this report were to:

  Review the operation of the laboratory.
  Review the quality control data from the laboratory and make recommendations as to improvements that might be made to increase throughput and maintain the quality of analyses.
  Ensure that the laboratory is functioning as an “arms-length” operation as intimated by NI 43-101.
  Review the quality control data obtained as part of the field program and make recommendations as to possible improvements or changes in protocols.

This author traveled to the Kupol Project via Magadan Russia and completed the examination of data and the laboratory from July 25 to August 1, 2003, including travel days.

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2. Review of Field Quality Control Data

The quality control (QC) data that had been compiled from drilling up to the date of the field visit was provided in several Excel spreadsheets. These data were accompanied by a Table of Failures that listed the QC samples that had fallen outside of the accepted limits, or that had in some way been found to be unusual. These data were re-plotted by this author, and a new Table of Failures compiled then compared to the original. The data is divided into three sections: accuracy, contamination and precision.

2.1 Accuracy

The use of standards to monitor the accuracy of analyses was reviewed in the previous report and will not be repeated here. The Kupol exploration team inserts one of three certified standards with each batch of 20 samples. The laboratory can recognize the position of the standard, as it is a pulp, but not the actual standard. The three standards are made by CDN Labs of Vancouver and have been certified as to the gold content by a Round Robin assay program. These standards are:

Standard	Accepted Mean, Au g/t	Standard Deviation, Au g/t
GS-4	3.45	0.105
GS-6	9.99	0.25
GS-8	33.50	0.85

The failure limits for these standards were established at mean ± 3 standard deviations. Any standard that fell beyond those limits was deemed to be a failure and corrective action taken to cure or explain the failure. The analytical data is compiled by the project manager once the analyses are received, and the QC data placed into Excel charts with the limits marked on the charts. Any standards that fall outside of these limits are obvious.

The on-site laboratory was not in full operation at the initiation of the drill program, and subsequent logistical and electrical problems plagued the start up. Consequently the

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initial Kupol samples were sent to the Julietta laboratory for assay. A full set of QC samples were inserted with the drill samples. Once the Kupol laboratory became operational, samples were submitted on a regular basis. A selection of samples was also assayed at both laboratories to confirm the reliability of the assays. Two sets of standard charts were generated, one for each laboratory.

2.1.1 Kupol Laboratory Standards

The standard charts include the original round robin analyses to compare the natural variation in the standard with the variation produced by the monitored laboratory.

There are umerous reasons why standards fail. Errors can occur in the field as sample miss-numbering or standard miss-identification as well as laboratory errors of sample order mix-ups during analyses. The Kupol lab had only one failure in standard GS-4. This error was probably caused by an analytical problem.

Standard GS-6 had two failures caused by the field geologist mis-identifying the standard, and one failure caused by the laboratory. Although all failures are to be listed in the Table of Failures, only the analytical failure requires a re-assay of the sample batch.

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Standard GS-8 has only one failure attributed to an error at the laboratory, plus one standard mis-identification that is not shown on the chart. The failed batch was reassayed and the subsequent standard analysis was accepted.

The Kupol laboratory has been producing analyses that are accurate to industry standards.

2.1.2 Julietta Laboratory Standards

The Julietta laboratory is part of the Julietta gold mine operated by a subsidiary of Bema Gold. This laboratory was used for the first 2003 drill hole samples because of logistical problems encountered in getting the Kupol laboratory into operation. A full complement of QC samples was used for the Julietta analyses. Additionally, many of the samples analyzed at Julietta were re-analyzed at both the Kupol lab once it was in operation and at a Canadian laboratory. These analyses will be discussed in a later section.

Standard GS-4 contained 4 failures that were obviously not standards and are not shown on the chart. These were probably sample misordering or naming mistakes. Two standards failed high, and have been re-assayed.

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Standard GS-6 also contained transcription of sample-mis-ordering errors as well as two analytical failures. All of these failures had been addressed and corrected.

Standard GS-8 also contained transcription errors and standard misidentification. These errors originate from the field and resulted in additional training of the geological staff to reduce the number of these simple problems. Julietta also produced one analytical failure, which has been re-assayed.

2.1.3 Check Analyses

The Julietta laboratory and the Kupol laboratory have both been checked against each other and against Assayers Canada Ltd., a well regarded laboratory in Vancouver. The Kupol laboratory has re-assayed 209 samples originally done at the Julietta lab. Assayers Canada have check assayed 201 samples from Julietta and 250 samples from Kupol. The check assay program is continuing as sample pulps can be delivered to Canada.

Assayers also received standards, blanks and duplicates to control their assays. The standards from Assayers showed that they have a low bias with the higher grade gold.

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The lab was notified of this bias and samples are being re-assayed as this report is being written.

The following charts show the comparison of Julietta, Kupol and Assayers.

All three laboratories agree with each other to a remarkable degree. This suggests that the sample preparation procedure is homogenizing the samples extremely well. Assayers is low for the higher grade Au samples when compared to both Julietta and Kupol, and

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slightly high for the Ag. The Assayers high grade Au standards were also low, so the conclusion must be that Assayers is the odd lab out. Assayers are presently addressing this issue.

2.2 Precision of Sampling and Analyses

The previous report (Smee, 2003) described the steps involved in monitoring sampling and analytical precision. Three sets of duplicates are taken to monitor precision for each step of the sampling and analytical process. The core duplicate taken has all errors inherent in the sampling and analytical process: splitting of core, reduction of sample size after the jaw, and off analyses. The preparation duplicate has the errors of splitting the sample in the preparation lab and of analyses. The pulp duplicate has only the error of analyses. The magnitude of each error can be determined by examining each of these duplicates in turn using the method developed by Thompson and Howarth (1978).

The Kupol laboratory takes a pulp and preparation duplicate with every oven batch of 20 samples to monitor their internal reproducibility. The pulp duplicate is simply a duplicate weighing of 50 g from a single pulp bag, and the preparation duplicate is a split off the riffle after the jaw crusher but before the pulverizer.

Each of the set of duplicates was treated statistically then the precision vs grade plotted for both Au and Ag. The curves are shown on the following charts:

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The precision for the pulp and preparation duplicates is almost identical which is quite unusual for a high grade precious metal deposit. This indicates that once the sample has been crushed and placed through the riffle splitter at least two times to mix the sample, there is almost no additional sampling or analytical error. The error that is present is less than 10 % for an individual sample. The sampling error on the core however is very large, which indicates either the core is not being sampled correctly, or the mineralization occurs as fine grained particles within coarser clasts. Once these clasts are broken by the crusher, the mineralization is evenly distributed throughout the sample.

The drill core is cut into 1/3 -2/3 slabs by a diamond saw, or divided approximately in the same proportions in broken core. One instance of incorrectly sawn core was noticed during the lab examination however this seems to be an exception rather than the rule and should not unduly influence the precision calculations.

A similar pattern is seen with the Ag duplicates:

Detailed studies to determine the occurrence of the gold and silver mineralization and its grain size should be completed in the near future to try and explain these patterns, as well as add valuable geological and metallurgical information.

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2.3 Contamination

Contamination of samples during the sampling, sample preparation and analyses is monitored by inserting a coarse barren rock in the sample stream in each batch of 20 samples, and an additional blank after or within highly mineralized rock. This sample is blind to the lab. A barren rhyolite is used as the field blank.

The blank results for both the Julietta and Kupol labs are shown below:

Blanks were only failed on gold concentrations. Kupol has not had any significant gold contamination since the beginning of analyses. Julietta had five blanks report higher than the warning limit of 0.5 g/t gold. However these blanks all occurred after very high grade mineralization and have been accepted as satisfactory.

The sample preparation and analytical protocols are sufficient to detect and prevent significant sample-to-sample contamination. The Kupol analytical data does not appear to contain any significant contamination.

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2.4 Chain of Custody and Security

The core samples are placed in cloth bags in the diamond saw room with an assay tag. Sample shipments are in batches of twenty, including the quality control samples. Each set of twenty samples is given a batch number then delivered to the laboratory. The laboratory manager logs the samples as being received then places the samples into a lockable container until they are ready to be placed into the dryer. The geological team is not permitted to access the samples once they are delivered to the laboratory.

Pulp samples that are being carried to Canada for confirmatory analyses are placed into tamper-proof plastic security bags, then sealed at site. These bags are delivered to Assayers Canada in Vancouver. Assayers note that the security bags are still sealed.

It is this author’s opinion that the Chain of Custody and security arrangements meet or exceed the requirements of Ni 43-101.

3. Kupol Laboratory

The Kupol laboratory has incorporated a QC protocol that monitors accuracy and contamination in addition to the program run by the Bema geological staff. Each batch of 20 samples includes a certified gold standard manufactured by Rocklabs, a blank from sample preparation, a pulp and preparation duplicate.

3.1 Kupol Laboratory Accuracy

The start up of any new laboratory usually requires a period of training for staff to learn and incorporate the analytical and QC protocols. QC data from the beginning of the lab often contains a number of failures that require re-assaying to produce accurate analyses. The results from the Kupol QC program reflect this training period.

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The limits of acceptance have been set at mean ±3 SD, obtained from the analytical certificates provided by the standard manufacturer. The initial protocol in the laboratory did not use these limits, so a number of unnecessary re-assays were performed. None-the-less, standard A, the lowest grade showed the most number of failures at the startup of the lab. The middle grade standard has performed well since the beginning. The highest grade standard, Standard C, had a deteriorating performance after the first several weeks of operation, but then recovered and now falls within the acceptable range. The lab personnel have been instructed to shake each standard bottle to make sure it is homogenized before weighing. The lab does not fail standards based on silver assays, which is acceptable to Bema. Silver grades will be confirmed during the check analyses at a Canadian laboratory.

3.2 Kupol Laboratory Sample Preparation Quality

As part of the laboratory sample preparation protocol 1 in 20 samples is screen tested for size compliance of both the coarse crush from the jaw and the pulverized sample. These data are captured and plotted by the lab manager.

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The laboratory has been experiencing logistical problems since the beginning of the project. Spare parts and equipment has been difficult and sometime impossible to procure due to import restriction, red tape, or the inability of flight to carry equipment. The lack of several of these parts severely affected the quality of the sample preparation product.

The jaw crusher plates began to wear immediately and were replaced when the product size began to deteriorate. The Kupol mineralization is fairly abrasive, which wore the stock of plates much more rapidly than expected. By mid-July, all plates had been used and the crusher product size could not be adjusted at all. New plates were not received until the last part of July.

It was expected that this increase in crush size would affect the precision of the preparation duplicate. As previously shown, this was not the case. The results of the entire QC program will be examined once again at the end of the 2003 drill program to confirm the distribution of the mineralization. If the stability of the precision is confirmed, then the specifications for future assay programs might be somewhat relaxed. This should increase laboratory productivity.

The pulverizer product target is 90% -150 mesh, which is produced by pulverizing 800 g of crushed rock in an LM-2 pulverizer with a B1000 bowl and puck. The bowl is sealed to the bowl lid with a rubber O-ring. When the O-ring wears,

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pulp is lost during the pulverizing process, and the optimum pulverizing time changes with the sample. The Kupol lab has exhausted its supply of O-rings and is awaiting the arrival of a new batch. The product is generally meeting specifications, but the test data is noisy, which reflects the difficulties encountered in keeping equipment running at peak performance in a remote location. However, the duplicates show that this variability in pulverizer performance has not severely affected the precision of sampling and analyses.

3.3 Laboratory Equipment and Procedures

The Kupol laboratory was not in operation at the time of the last visit, so analytical protocol and methods could not be directly observed. This was rectified on this visit.

Some equipment changes were made subsequent to the last visit. The sample preparation equipment was increased to two LM-2 pulverizers and two jaw crushers, and the cone crusher discarded. Only one of the crushers was in operation as the other had been scavenged for spare parts and the jaws. The dust extraction system has been modified and the power increased to pull dust from the hoods and the jaw crusher. Additional heaters have been placed in the drying container, and a larger air compressor installed to run the cleaning hoses and the pulverizer lid compression system.

The O-ring seals for the pulverizer bowls are now worn, which results in considerable loss of pulp during the pulverizing process, as shown in the accompanying photo. The difficulty in organizing the procurement and delivery of such a small and simple item is not understood. Any one of the people traveling from Canada could carry this important piece of equipment if they had known. Better communication between the material procurement personnel and Canadian personnel is recommended.

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The fire assay equipment is now completely functional and in full operation. The equipment and methods are compatible with North American industry standards. The flux, litharge, furnaces, and microbalance have been obtained from North America and are being operated in compliance with North American “Best Practices”. A selection of photos shows the major steps in the fire assay process.

The laboratory has had personnel and productivity problems caused by equipment breakages and a lack of logistical support. These items have been dealt with as well as possible, but several items should be considered when planning for the next season. These include:

  A mechanic should be available to repair breakages in a timely manner.

  An electrician should be available to correct malfunctions or replace electrical parts or wiring when required.
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  A full set of tools should be available in the camp, including a cutting torch or welder.

  A second microbalance should be purchased to act as a backup for the older balance now being used.

  Additional lab standards should include a high grade gold over 30 g/t.

  An increase in the size of the preparation lab should be considered to accommodate another jaw crusher and a work station. The second jaw crusher should be a TM-Engineering Rhino with auto lubricator and enough spare plates and shafts to last the entire 2004 drill program.

  An increase in the size of the fire floor will permit another furnace and assayer so that production could be maintained at 200 samples per day.

4. Conclusions and Recommendations

  The Kupol project has instituted a Quality Control program to monitor the accuracy, precision and contamination of the sampling and analysis. The QC samples are inserted on every batch of twenty samples submitted to the laboratory. This program meets or exceeds that required by NI 43-101.

  An on-site laboratory analyzes the gold and silver on core and trench samples. Bema does not participate in any way in the daily operations of this laboratory except for providing logistical and camp support. It is this author’s opinion that the Kupol site laboratory can be considered to be an “arms-length” analytical facility.

  The standard data and the check assays competed to date confirm that the Kupol assay data is accurate to industry standards and is of sufficient quality to be used in a resource calculation.

  The laboratory quality control protocols and the laboratory performance are compatible with industry standards.

  The sample preparation protocols are sufficient to detect and prevent significant sample-to-sample contamination. The Kupol analytical data does not appear to contain any significant contamination.
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  Detailed studies to determine the occurrence of the gold and silver mineralization and its grain size should be completed in the near future to try and explain the precision patterns, as well as add valuable information to the geological and metallurgical picture.

Respectfully submitted by:

Barry W. Smee, Ph.D., P.Geo.

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References

Smee, B.W., 2003: A review of quality control procedures and analytical laboratory, Kupol Gold Project Chukotski Oblast, Russia, June, 2003. Bema Gold Corporation internal report, 41p.

Thompson, M. and Howarth, R.J., 1978: A new approach to the estimation of analytical precision. J. Geochem. Explor., 9: 23-30.

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Certificate of Qualifications

1.    I, Barry W. Smee a geologist and geochemist, reside at 1011 Seaside Dr. Sooke B.C., V0S 1N0.

2.    I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Colombia and a full member of the Association of Exploration Geochemists. I have been practicing my profession for 35 years in Canada and abroad. I am a Qualified Person as defined under NI 43-101.

3.    I most recently visited the Kupol Project site during the period July 27 to July 31, 2003.

4.    I am responsible for this complete report.

5.    I am not aware of any material fact or material item that could change or affect the conclusions contained in this report.

6.    I am an independent consultant. I do not have or expected to have any interest in the Kupol project or Bema Gold Corporation.

7.    I have read NI 43-101 and its companion policies. This report concerns only two technical aspects of the requirements of NI 43-101, namely the quality control and laboratory aspects, and does not follow the guidelines for a property report.

Submitted on July 31, 2003 in electronic format only,

Barry W. Smee, Ph.D., P.Geo.

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